EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

06013637

12g3-2(b) File No.82-4922

Ref No. CN. 224/2006

May 11, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

SEC MAIL PROCESSING RECEIVED MAY 17 2006 WASH. D.C. 192 SECTION

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
May 11, 06

PROCESSED
MAY 23 2006
THOMSON
FINANCIAL

dlw 5/23

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Interim financial statements

and

Review report of Certified Public Accountant

For each of the three-month periods ended March 31, 2006 and 2005

REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of KASIKORNBANK PUBLIC COMPANY LIMITED :

I have reviewed the accompanying consolidated balance sheet of KASIKORNBANK PUBLIC COMPANY LIMITED and its subsidiaries as at March 31, 2006 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the three-month periods ended March 31, 2006 and 2005. I have also reviewed the balance sheet of KASIKORNBANK PUBLIC COMPANY LIMITED as at March 31, 2006 and the statements of income, changes in shareholders' equity and cash flows for each of the three-month periods ended March 31, 2006 and 2005. The management of KASIKORNBANK PUBLIC COMPANY LIMITED is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of bank personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in conformity with generally accepted accounting principles.

I have previously audited the consolidated financial statements of KASIKORNBANK PUBLIC COMPANY LIMITED and its subsidiaries for the year ended December 31, 2005, and the financial statements of KASIKORNBANK PUBLIC COMPANY LIMITED for the same period in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated February 21, 2006. The consolidated balance sheet of the Bank and its subsidiaries and the balance sheet of the Bank as at December 31, 2005, which have been presented herein for comparative purposes, are components of those financial statements which I have audited and reported thereon. I have not performed any audit procedures subsequent to the date of that report.

Supot Singhasaneh
Certified Public Accountant
Registration No. 2826

KPMG Phoomchai Audit Ltd.
Bangkok
May 9, 2006

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

		Thousand Baht			
		Consolidated		The Bank	
	Notes	March 31, 2006 (Unaudited) (Reviewed)	December 31, 2005 (Audited)	March 31, 2006 (Unaudited) (Reviewed)	December 31, 2005 (Audited)
ASSETS					
Cash		14,102,661	14,912,704	14,102,256	14,912,319
Interbank and money market items					
Domestic items					
Interest bearing		6,433,548	4,925,528	6,534,168	4,829,743
Non-interest bearing		6,452,904	1,709,244	6,503,484	1,744,585
Foreign items					
Interest bearing		104,531,633	58,794,848	104,531,633	58,794,848
Non-interest bearing		988,935	498,990	988,935	498,990
Total Interbank and Money Market Items - net		118,407,020	65,928,610	118,558,220	65,868,166
Securities purchased under resale agreements		10,800,000	9,500,000	10,800,000	9,500,000
Investments	5, 13				
Current investments - net		47,124,603	50,105,261	46,641,710	49,410,702
Long-term investments - net		50,433,843	49,009,071	48,971,121	47,688,866
Investments in subsidiaries and associated companies - net		472,226	450,332	9,113,386	8,967,037
Total Investments - net		98,030,672	99,564,664	104,726,217	106,066,605
Loans and accrued interest receivables					
Loans	6, 7	620,812,415	626,946,286	615,458,885	621,090,153
Accrued interest receivables		1,861,554	1,745,359	1,483,227	1,318,943
Total Loans and Accrued Interest Receivables		622,673,969	628,691,645	616,942,112	622,409,096
Less Allowance for doubtful accounts	8	(35,042,495)	(34,767,313)	(27,356,301)	(26,721,376)
Less Revaluation allowance for debt restructuring	9	(1,984,321)	(2,671,805)	(1,917,615)	(2,354,976)
Total Loans and Accrued Interest Receivables - net		585,647,153	591,252,527	587,668,196	593,332,744
Properties foreclosed - net		17,205,307	17,462,673	12,223,768	12,603,188
Customers' liability under acceptances		790,575	857,411	790,575	857,411
Premises and equipment - net		21,507,560	21,440,593	20,880,221	20,807,158
Intangible assets - net		4,992,632	4,900,016	3,532,309	3,403,864
Derivative revaluation		11,659,851	3,278,461	11,659,851	3,278,461
Other assets - net		8,458,304	8,210,907	7,281,295	7,069,634
Total Assets		891,601,735	837,308,566	892,222,908	837,699,550

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

		Thousand Baht			
		Consolidated		The Bank	
		March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Notes	(Reviewed)		(Reviewed)	
LIABILITIES AND SHAREHOLDERS' EQUITY					
Deposits					
Deposits in baht		719,521,447	684,055,736	720,203,932	685,185,854
Deposits in foreign currencies		4,559,216	3,725,484	4,559,215	3,725,484
Total Deposits		724,080,663	687,781,220	724,763,147	688,911,338
Interbank and money market items					
Domestic items					
Interest bearing		16,387,520	16,572,347	16,787,520	16,313,381
Non-interest bearing		2,351,965	2,493,462	2,351,965	2,493,462
Foreign items					
Interest bearing		268,808	151,826	268,808	151,826
Non-interest bearing		192,821	290,142	192,821	290,142
Total Interbank and Money Market Items		19,201,114	19,507,777	19,601,114	19,248,811
Liability payable on demand		6,995,687	5,904,217	6,995,687	5,904,217
Borrowings					
Short-term borrowings		16,257,000	7,556,600	16,257,000	7,556,600
Long-term borrowings		19,726,335	20,170,374	19,726,335	20,170,374
Total Borrowings		35,983,335	27,726,974	35,983,335	27,726,974
Bank's liability under acceptances		790,575	857,411	790,575	857,411
Derivative revaluation		4,253,830	3,034,382	4,253,830	3,034,382
Other liabilities		18,324,416	14,380,984	17,863,174	13,902,325
Total Liabilities		809,629,620	759,192,965	810,250,862	759,585,458

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Notes	Consolidated March 31, 2006 (Unaudited) (Reviewed)	Consolidated December 31, 2005 (Audited)	The Bank March 31, 2006 (Unaudited) (Reviewed)	The Bank December 31, 2005 (Audited)
		Thousand Baht			
Shareholders' equity					
Share capital	11				
Authorized share capital					
3,048,614,697 ordinary shares, Baht 10 par value		30,486,147	30,486,147	30,486,147	30,486,147
Issued and paid-up share capital					
2,381,187,967 ordinary shares, Baht 10 par value		23,811,880		23,811,880	
2,373,293,667 ordinary shares, Baht 10 par value			23,732,937		23,732,937
Premium on ordinary shares		17,886,597	17,737,192	17,886,597	17,737,192
Appraisal surplus on asset revaluation		9,988,632	10,024,386	9,988,632	10,024,386
Revaluation deficit on investments	5	(514,568)	(529,067)	(514,568)	(529,067)
Retained earnings					
Appropriated					
Legal reserve		1,470,000	1,470,000	1,470,000	1,470,000
Unappropriated		29,329,505	25,678,644	29,329,505	25,678,644
		81,972,046	78,114,092	81,972,046	78,114,092
Minority interests		69	1,509	-	-
Total Shareholders' Equity		81,972,115	78,115,601	81,972,046	78,114,092
Total Liabilities and Shareholders' Equity		891,601,735	837,308,566	892,222,908	837,699,550
Off-balance sheet items - contingencies	14				
Aval to bills and guarantees of loans		664,725	747,376	664,725	747,376
Liability under unmatured import bills		4,713,289	5,546,381	4,713,289	5,546,381
Letters of credit		14,760,943	13,627,411	14,760,943	13,627,411
Other contingencies		963,096,002	829,778,731	962,971,158	829,643,286

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Dr. Prasarn Trairatvorakul)
President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR EACH OF THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

(Unaudited)

(Reviewed)

		Thousand Baht			
		Consolidated		The Bank	
	Notes	2006	2005	2006	2005
Interest and dividend income					
Loans		9,370,333	7,322,605	9,387,765	6,985,338
Interbank and money market items		893,558	521,819	892,288	521,356
Hire purchase and financial lease		58,393	3,743	-	-
Investments		1,001,332	890,369	995,860	882,612
Total Interest and Dividend Income		11,323,616	8,738,536	11,275,913	8,389,306
Interest expense					
Deposits		2,392,232	1,321,316	2,392,422	1,321,317
Interbank and money market items		113,514	68,532	117,113	66,683
Short-term borrowings		123,777	12,566	123,777	12,566
Long-term borrowings		272,123	273,451	272,123	273,451
Total Interest Expense		2,901,646	1,675,865	2,905,435	1,674,017
Net income from interest and dividends		8,421,970	7,062,671	8,370,478	6,715,289
Bad debt and doubtful accounts (reversal)		490,673	(109,372)	660,181	131,561
Loss on debt restructuring		559,751	394,229	449,863	77,264
Net income from interest and dividends after bad debt and doubtful accounts (reversal)					
and loss on debt restructuring		7,371,546	6,777,814	7,260,434	6,506,464
Non-interest income					
Gain on investments	5	103,824	141,803	87,626	46,015
Share of profit (loss) from investments on equity method		20,876	(1,215)	142,846	145,365
Fees and service income					
Acceptances, aval and guarantees		188,260	160,484	188,260	160,484
Others		2,196,555	2,173,875	1,933,279	1,980,649
Gain on exchanges		289,100	207,182	289,100	207,182
Other income		305,828	265,690	236,033	226,215
Total Non-interest Income		3,104,443	2,947,819	2,877,144	2,765,910
Non-interest expenses					
Personnel expenses		1,905,724	1,517,950	1,765,199	1,420,920
Premises and equipment expenses		1,181,570	982,407	1,145,646	957,158
Taxes and duties		496,089	374,295	480,904	352,880
Fees and service expenses		583,381	382,578	544,150	374,328
Directors' remuneration		13,539	14,141	11,999	11,838
Contributions to Financial Institutions Development Fund		695,268	711,687	695,268	711,687
Other expenses		589,545	578,544	522,433	328,703
Total Non-interest Expenses		5,465,116	4,561,602	5,165,599	4,157,514
Income before income tax		5,010,873	5,164,031	4,971,979	5,114,860
Income tax expense		1,397,206	1,301,116	1,356,872	1,271,916
Net income before minority interests		3,613,667	3,862,915	3,615,107	3,842,944
Loss (income) of minority interests		1,440	(19,971)	-	-
Net income		3,615,107	3,842,944	3,615,107	3,842,944
Basic earnings per share (Baht)	11	1.52	1.62	1.52	1.62
Weighted average number of ordinary shares (shares)	11	2,380,310,822	2,369,197,897	2,380,310,822	2,369,197,897

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Dr. Prasarn Trairatvorakul)
President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR EACH OF THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

(Unaudited)

(Reviewed)

	Thousand Baht							
	Consolidated							
	Issued and Paid-up Share Capital	Premium on Share Capital	Appraisal Surplus on Asset Revaluation	Revaluation Surplus on Investments / (Deficit)	Retained Earnings		Minority Interests	Total
					Appropriated Legal Reserve	Unappropriated		
Beginning balance as of December 31, 2004	23,636,245	17,555,259	8,762,355	951,996	770,000	14,671,782	318,019	66,665,656
Appraisal surplus on asset revaluation	-	-	1,371,057	-	-	37,881	-	1,408,938
Revaluation deficit on investments	-	-	-	(183,008)	-	-	-	(183,008)
Net gain (loss) not recognised in the statement of income	-	-	1,371,057	(183,008)	-	37,881	-	1,225,930
Ordinary shares	62,701	-	-	-	-	-	-	62,701
Premium on ordinary shares	-	118,901	-	-	-	-	-	118,901
Net income	-	-	-	-	-	3,842,944	19,971	3,862,915
Dividend paid	-	-	-	-	-	-	(59,600)	(59,600)
Ending balance as of March 31, 2005	23,698,946	17,674,160	10,133,412	768,988	770,000	18,552,607	278,390	71,876,503
Beginning balance as of December 31, 2005	23,732,937	17,737,192	10,024,386	(529,067)	1,470,000	25,678,644	1,509	78,115,601
Appraisal surplus on asset revaluation	-	-	(35,754)	-	-	35,754	-	-
Revaluation surplus on investments	-	-	-	14,499	-	-	-	14,499
Net gain (loss) not recognised in the statement of income	-	-	(35,754)	14,499	-	35,754	-	14,499
Ordinary shares	78,943	-	-	-	-	-	-	78,943
Premium on ordinary shares	-	149,405	-	-	-	-	-	149,405
Net income (loss)	-	-	-	-	-	3,615,107	(1,440)	3,613,667
Ending balance as of March 31, 2006	23,811,880	17,886,597	9,988,632	(514,568)	1,470,000	29,329,505	69	81,972,115

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR EACH OF THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

(Unaudited)

(Reviewed)

	Thousand Baht						
	The Bank						
	Issued and Paid-up Share Capital	Premium on Share Capital	Appraisal Surplus on Asset Revaluation	Revaluation Surplus/ on Investments (Deficit)	Retained Earnings		Total
					Appropriated Legal Reserve	Unappropriated	
Beginning balance as of December 31, 2004	23,636,245	17,555,259	8,762,355	951,996	770,000	14,671,782	66,347,637
Appraisal surplus on asset revaluation	-	-	1,371,057	-	-	37,881	1,408,938
Revaluation deficit on investments	-	-	-	(183,008)	-	-	(183,008)
Net gain (loss) not recognised in the statement of income	-	-	1,371,057	(183,008)	-	37,881	1,225,930
Ordinary shares	62,701	-	-	-	-	-	62,701
Premium on ordinary shares	-	118,901	-	-	-	-	118,901
Net income	-	-	-	-	-	3,842,944	3,842,944
Ending balance as of March 31, 2005	23,698,946	17,674,160	10,133,412	768,988	770,000	18,552,607	71,598,113
Beginning balance as of December 31, 2005	23,732,937	17,737,192	10,024,386	(529,067)	1,470,000	25,678,644	78,114,092
Appraisal surplus on asset revaluation	-	-	(35,754)	-	-	35,754	-
Revaluation surplus on investments	-	-	-	14,499	-	-	14,499
Net gain (loss) not recognised in the statement of income	-	-	(35,754)	14,499	-	35,754	14,499
Ordinary shares	78,943	-	-	-	-	-	78,943
Premium on ordinary shares	-	149,405	-	-	-	-	149,405
Net income	-	-	-	-	-	3,615,107	3,615,107
Ending balance as of March 31, 2006	23,811,880	17,886,597	9,988,632	(514,568)	1,470,000	29,329,505	81,972,046

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR EACH OF THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

(Unaudited)

(Reviewed)

	Thousand Baht			
	Consolidated		The Bank	
	2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	3,615,107	3,842,944	3,615,107	3,842,944
Add(Less) Adjustments to reconcile net income to net cash from operating activities				
Depreciation and amortization	389,747	469,336	365,054	339,184
Bad debt and doubtful accounts (reversal)	490,673	(109,372)	660,181	131,561
Loss on debt restructuring	559,751	394,229	449,863	77,264
Interest income from amortization of revaluation allowance for debt restructuring	(38,714)	(224,556)	(18,669)	(13,163)
(Gain) loss on foreign exchange translation of long-term loans	(445,019)	17,509	(445,019)	17,509
Loss (gain) on revaluation of investments	85,571	(2,659)	85,571	(2,659)
Reversal of loss on impairment of investments	(258,397)	(13,085)	(258,397)	(13,085)
Amortization of goodwill	35,896	(8,061)	-	-
Loss (gain) on disposal of securities for investment	149,256	(117,022)	161,201	(21,185)
Amortization of premium and discount on debt instruments	46,410	521,450	49,416	524,392
Reversal of loss on impairment of investments in receivables	(1,949)	-	(1,949)	-
Loss on impairment of foreclosed properties	92,290	5,425	88,290	4,594
(Reversal) loss on impairment of other assets	(18,539)	223	(15,644)	1,006
Gain on disposal of premises and equipment	(4,046)	(8,066)	(3,615)	(8,066)
Reversal of loss on impairment of premises and equipment	-	(1,416)	-	(1,416)
Reversal of loss on revaluation of premises and equipment	-	(114,873)	-	(114,873)
Gain on transfer of financial assets	(4,193)	-	-	-
Share of (profit) loss from investments held on equity method	(20,876)	1,215	(142,846)	(145,365)
Dividend income from subsidiaries and associated companies	4,200	3,550	4,200	152,447
Amortization of discount on debentures	980	970	980	970
(Increase) decrease in accrued interest receivables	(116,195)	609,979	(164,284)	71,382
(Increase) decrease in other accrued income	(207,438)	227,240	(197,783)	234,894
Increase in accrued interest payables	1,076,337	362,644	1,080,786	365,888
Increase in other accrued expenses	1,164,069	957,231	1,238,430	866,796
Decrease in other reserves	(25,048)	-	(25,048)	-
Loss (income) of minority interests	(1,440)	19,971	-	-
Net income from operations before changes in operating assets and liabilities	6,568,433	6,834,806	6,525,825	6,311,019
(Increase) decrease in operating assets				
Interbank and money market items (assets)	(52,487,568)	(9,084,590)	(52,699,212)	(9,150,170)
Securities purchased under resale agreements	(1,300,000)	(6,001,000)	(1,300,000)	(6,001,000)
Investment for trading	(2,233,810)	(7,157,528)	(2,233,810)	(7,157,528)
Loans	6,048,033	(12,491,861)	6,278,599	(5,364,087)
Properties foreclosed	969,894	3,538,564	845,816	364,266
Other assets	(8,409,821)	2,596,755	(8,379,969)	2,772,315

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR EACH OF THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

(Unaudited)

(Reviewed)

	Thousand Baht			
	Consolidated		The Bank	
	2006	2005	2006	2005
Increase (decrease) in operating liabilities				
Deposits	36,299,443	9,302,225	35,851,809	9,648,425
Interbank and money market items (liabilities)	(306,663)	2,918,228	352,303	2,998,270
Liabilities payable on demand	1,091,470	(2,229,058)	1,091,470	(2,229,058)
Short-term borrowing	8,700,400	(90,000)	8,700,400	(90,000)
Other liabilities	2,949,457	2,427,957	2,888,064	2,396,517
Net Cash Used in Operating Activities	(2,110,732)	(9,435,502)	(2,078,705)	(5,501,031)
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of available for sale investments	8,413,356	10,679,731	8,413,356	10,470,737
Proceeds from redemption of held to maturity debt instruments	9,932,868	4,006,621	9,407,868	1,148,621
Proceeds from disposal of general investments	109,963	58,572	131,998	56,486
Purchase of available for sale investments	(16,153,650)	(5,625,325)	(16,153,650)	(5,623,263)
Proceeds from collection of investments in receivables	53,087	-	21,944	-
Purchase of held to maturity debt instruments	(684,665)	(2,289,241)	(194,171)	-
Purchase of general investments	(17,382)	(90,205)	(17,382)	(90,205)
Purchase of investments in subsidiaries	(4,000)	-	(4,000)	-
Purchase of investments in receivables	-	-	-	(3,214,980)
Proceeds from disposal of premises and equipment	7,151	10,248	3,618	10,248
Purchase of premises and equipment	(325,042)	(199,521)	(313,524)	(199,038)
Purchase of intangible assets	(259,345)	(257,424)	(255,763)	(259,223)
Net Cash Provided by Investing Activities	1,072,341	6,293,456	1,040,294	2,299,383
CASH FLOWS FROM FINANCING ACTIVITIES				
Increase in capital	78,943	62,701	78,943	62,701
Increase in premium on share capital	149,405	118,901	149,405	118,901
Dividend paid to minority interests	-	(59,600)	-	-
Net Cash Provided by Financing Activities	228,348	122,002	228,348	181,602
Net decrease in cash and cash equivalents	(810,043)	(3,020,044)	(810,063)	(3,020,046)
Cash and cash equivalents at beginning of the period	14,912,704	13,536,067	14,912,319	13,535,831
Cash and cash equivalents at end of the period	14,102,661	10,516,023	14,102,256	10,515,785
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION				
Cash paid during the period				
Interest expense	1,825,310	1,313,221	1,824,649	1,308,129
Income tax	65,189	185,864	52,884	177,952

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR EACH OF THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005 (REVIEWED)

FOR THE YEAR ENDED DECEMBER 31, 2005 (AUDITED)

1 GENERAL INFORMATION

KASIKORNBANK PUBLIC COMPANY LIMITED, the Bank, is a public company registered located in the Kingdom of Thailand and listed on the Stock Exchange of Thailand. The registered office of the Bank is at 1 Soi Kasikornthai, Ratburana Road, Bangkok.

The principal activity of the Bank is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As of March 31, 2006 and December 31, 2005, the Bank had a total staffing of 10,392 and 10,303 persons, respectively.

2 BASIS OF PREPARATION OF FINANCIAL STATEMENTS

2.1 The consolidated and Bank-only financial statements are prepared in accordance with the regulations of the Stock Exchange of Thailand (SET), dated January 22, 2001, regarding the "Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Results of Business Operations of Listed Companies" (B.E. 2544), and with the Bank of Thailand (BoT) directive dated May 10, 2001, prescribing the forms for balance sheets and profit and loss accounts for commercial banks and in accordance with Thai Accounting Standards ("TAS") including related interpretations and guidelines promulgated by the Federation of Accounting Professions ("FAP") and in conformity with generally accepted accounting principles in Thailand.

The interim financial statements are presented in accordance with the Thai Accounting Standard No.41, regarding Interim Financial Statements, and have been prepared for the purpose of providing an update on the financial statements for the year ended December 31, 2005. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements, should be read in conjunction with the financial statements for the year ended December 31, 2005.

The financial statements are presented in Thai Baht and prepared under the historical cost basis except as disclosed in the accounting policies.

The financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The preparation of financial statements in conformity with TAS and generally accepted accounting standards in Thailand requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which from the basis of making the judgements about carrying amounts of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions used in the preparation of these financial statements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2.2 The consolidated financial statements comprise the Bank, its subsidiaries and its interest in associates.

Subsidiaries

Subsidiaries are those entities controlled by the Bank. Control exists when the Bank has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates

Associates are those entities in which the Bank has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Bank's share of the total recognized gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Bank's share of losses exceeds its interest in an associate, the Bank's carrying amount of investment is reduced to nil and recognition of further losses is discontinued except to the extent that the Bank has incurred legal or constructive obligations or made payments on behalf of an associate.

Business combinations

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured at the fair value of the assets given at the date of exchange, plus cost directly attributable to acquisition.

2.3 The consolidated financial statements of the Bank consist of the Bank and its subsidiaries. Details of the Bank's subsidiaries are as follows:

	% Shareholding		
	March 31, 2006	December 31, 2005	March 31, 2005
Phethai Asset Management Co., Ltd. ("Phethai-AMC")	99.99	99.99	99.99
Ploy Asset Management Co., Ltd. ("Ploy-AMC") *	99.99	99.99	99.99
Progress Land and Buildings Co., Ltd. ("PLB")	99.99	99.99	99.99
Kasikorn Factoring Co., Ltd. ("KFactoring")	99.99	99.99	99.99
Kasikorn Research Center Co., Ltd. ("Kresearch") **	99.99	99.99	-
Kasikorn Leasing Co., Ltd. ("KLeasing") **	99.99	99.99	-
Kasikorn Securities Public Co., Ltd. ("KSecurities")	99.98	99.98	99.91
Kasikorn Asset Management Co., Ltd. ("KAsset")	99.99	99.99	71.42

* The financial statements of Ploy - AMC has been excluded in the consolidated financial statements since the first quarter of 2006 onwards.

** The financial statements of KResearch and KLeasing have been included in the consolidated financial statements since the second quarter of 2005.

Phethai Asset Management Company Limited, a company registered in the Kingdom of Thailand on September 24, 1999, was approved by the BoT on October 13, 1999 to also register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 14, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets transferred from the Bank.

Ploy Asset Management Company Limited, a company registered in the Kingdom of Thailand on September 30, 1999, was approved by the BoT on October 13, 1999 to register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 5, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets purchased or transferred from Phatra Thanakit Public Company Limited under the Memorandum of Understanding (MOU) between the Financial Institution Development Fund (FIDF), the Bank and Phatra Thanakit Public Company Limited dated September 29, 1999. Under this MOU, the management of substandard assets had to be completed by December 31, 2004 and the resulting profit or loss is thereafter to be shared among the aforementioned companies and the FIDF. On April 29, 2005, the company paid to FIDF, in accordance with the conditions set forth in the MOU, FIDF share of the profit arising from the revaluation of assets on December 31, 2004 amounting to Baht 180 million and interest on such profit calculated from January 1, 2005 to April 28, 2005 amounting to Baht 1 million to FIDF, totalling Baht 181 million, in accordance with the conditions set forth in the MOU. Since the first quarter of 2006, the financial statements of Ploy - AMC has been excluded in the consolidated financial statements as it was registered its discontinuance of operations with the Ministry of Commerce on June 30, 2005 and on the process of the liquidation. Moreover, there is no any materiality of outstanding balances or transactions to affect to the Bank's financial statements.

Progress Land and Buildings Company Limited is a company which was registered in the Kingdom of Thailand on November 18, 1999, and is located at 306 Seupa Road, Pomprab, Pomprab Sadtrupai, Bangkok. The company was established to receive, manage and sell properties that have been foreclosed as well as the premises of Phatra Thanakit Public Company Limited.

Kasikorn Factoring Company Limited is a company which was registered in the Kingdom of Thailand on July 9, 1990, and is located at 252/20 Muang Thai-Phatra Tower 1, Floor 16, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to furnish commercial financial services to businesses and provide service in the area of factoring, finance leases, operating leases and hire purchase.

Kasikorn Research Center Company Limited is a company which was registered in the Kingdom of Thailand on December 16, 1994, and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to support the Bank with research work and public relations.

Kasikorn Leasing Company Limited is a company which was registered in the Kingdom of Thailand on December 24, 2004, and is located at 400/22 Kasikornbank Building, Floor 17, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are the leasing and hire purchase businesses.

Kasikorn Securities Public Company Limited is a company, which was registered in the Kingdom of Thailand on August 13, 1974, and is located at 400/22 Kasikornbank Building, Floor 19, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are the securities business and investment banking.

Kasikorn Asset Management Company Limited is a company which was registered in the Kingdom of Thailand on March 18, 1992 and is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 30 - 32, office No. 252/38 - 41, Ratchadaphisek Road, Huaykwang, Bangkok. The company's main businesses are assets and funds management. In December 2005, the Bank purchased additional ordinary shares that resulted in the increase in percentage of shares held from 71.42% to 99.99%.

Significant intra-group transactions between the Bank and its subsidiaries are eliminated on consolidation.

The consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank. The financial position and results of operations of subsidiaries, which are not included in the consolidated financial statements, are presented as supplementary information in the accompanying Note 5 to these financial statements.

The consolidated and the Bank only financial statements include the accounts of all branches, domestic and outside Thailand, and of the Bank's International Banking Facility. Interoffice transactions have been eliminated.

3 SIGNIFICANT ACCOUNTING POLICIES

3.1 Cash and Cash Equivalents

Cash and cash equivalents represent cash in hand and cash items in process of collection.

3.2 Investments

Investments in subsidiaries and associates

Investments in subsidiaries and associates in the separate financial statements of the Bank are accounted for using the equity method.

Investments in other debt and equity securities

Investments in debt instruments or marketable equity securities held for trading are classified as trading investments and are stated at fair value, with any resultant gain or loss recognized in the statement of income.

Investments in debt instruments the Bank and subsidiaries intend and are able to hold to maturity are classified as held-to-maturity investments and are stated at less amortized cost after deduction of allowance for impairment. The difference between the acquisition cost and redemption value of such debt securities is amortized using the effective interest rate method over the period to maturity.

Investments in debt instruments or marketable equity securities other than those securities held for trading or intended to be held to maturity, are classified as available-for-sale investments and are stated at fair value, with any resultant gain or loss being recognised directly in equity. The exceptions are impairment losses and foreign exchange gains and losses, which are recognised in the statement of income. When these investments are disposed, the cumulative gain or loss previously recognised directly in equity is recognised in the statement of income. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in the statement of income.

Investments in non-marketable equity securities that are not investments in subsidiaries or associated companies are stated at cost, after deduction of allowance for impairment.

Investments in receivables are stated at acquisition cost after deducting the allowance for impairment. When debt restructuring is required, the balance is recorded as a loan at fair value, following the transfer of financial asset accounting procedure. The difference between the book value and the fair value is recognized as gain or loss on transfer of financial assets in the statements of income.

An impairment review for investments is carried out when there is a factor indicating that an investment might be impaired. Losses on impairment for all classifications of investments are charged to the statement of income.

Interest and dividend income from investments is recognized on an accrual basis. Gains or losses on sales of securities are recognized in the statement of income upon disposal. Interest income from investments in receivables is recognized by using the effective yield method.

Investments in marketable equity securities classified as trading investments and available-for-sale investments are stated at fair value based on the last Stock Exchange of Thailand (SET) bid prices as of the end of the period.

Investments in marketable unit trusts classified as trading investments and available-for-sale investments are stated at fair value based on the net assets value as at the end of the period.

Investments in government securities and state enterprise securities guaranteed by the government, and classified as trading investments or available-for-sale investments, are stated at fair value based on the Thai Bond Dealing Centre Government Bond Yield Curve as of the end of the period. State enterprise securities not guaranteed by the government and private debt instruments are stated at fair value based on bid prices from the Thai Bond Dealing Centre as of the end of the period. If not available, the Government Bond Yield for the same period, adjusted by an appropriate risk premium, is used.

Disposal of investments

On disposal of an investment, the difference between net disposal proceeds and the carrying amount together with the associated cumulative gain or loss that was reported in equity is recognised in the statement of income.

Cost of investments sold is calculated by using the weighted average method.

3.3 Loans

Except in case of loans effected through overdraft agreements, loans represent only principal amounts. Unearned discounts received in advance are presented as a reduction in loans.

3.4 Allowance for Doubtful Accounts

Allowance for doubtful accounts is determined through methods based on the Bank of Thailand's regulations and based on the Bank's estimated loan loss. The allowance for non-performing loans has been specifically determined by the natures of loans and the related factors such as payment ability, collateral, historical loss and estimated loss, etc. The allowance for performing loans has been assessed based upon general related factors such as historical loss, credit risk, economic conditions and management experience, etc. For corporate loan, the allowance is determined on a case by case basis while the allowance for retail loans is determined on portfolio basis with similar risk characteristics.

With reference to BoT's regulations, the Bank and its asset management companies categorize their loan portfolios into six categories and set minimum reserves based on these categories. The period that a loan is past due is the principal criteria used in classifying a loan. Non-litigated or non-restructured doubtful loans require the set up of an additional allowance by using the number of days past due. Collateral value used in setting up allowance for doubtful accounts depends on collateral type and appraisal period. Allowances for pass and special mention loans are made based on the outstanding debt before deduction of collateral value.

Allowance for doubtful accounts is charged as an expense in each accounting period.

Bad debts written off or recovered are recorded as charges or credits, respectively, to the allowance for doubtful accounts.

Before the third quarter of 2005 the Bank made a doubtful accounts provision at the rate of 0.5% of total loans per quarter. Since the third quarter of 2005, the Bank no longer considered this provisioning policy necessary and transferred the amount previously provided to be included in the allowance for doubtful accounts.

3.5 Troubled Debt Restructuring

The Bank and asset management subsidiaries record foreclosed assets acquired from troubled debt restructuring at fair value up to the legal claim for the debt, including interest receivable. Where restructuring a loan involves modification of its terms, the present value of the expected future cash collections is calculated by using discount rates equivalent to the market rates of interest at the time of restructuring. The difference between the present value of the future cash flows expected to be received and the outstanding balances of investment in loans is recorded in the revaluation allowance for debt restructuring. This revaluation allowance for debt restructuring is amortized to the statement of income according to the amounts received over the remaining period of the debt-restructuring contracts except for restructured loans with high probability of default on their contractual obligations and agreement. In this case the Bank will stop amortizing to the statement of income. The recognition in the statement of income occurs when such risk is eliminated.

3.6 Properties Foreclosed

Properties foreclosed are recorded at the lower of market value or the amount of the legal claim on the related debt, including interest receivable. The market value is estimated by using the latest appraisal value after deduction of estimated disposal expenses and holding cost.

Losses on impairment are charged to the statement of income. Gains or losses on disposal of properties foreclosed are recorded as other income or expenses upon disposal.

3.7 Premises and Equipment and Depreciation

Premises and equipment are stated at cost less accumulated depreciation and impairment losses except for land and buildings which are stated at their revalued amounts. The revalued amount is the fair value determined on the basis of the property's existing use at the date of revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

- Revalued assets

Land and buildings revaluations are performed by independent professional appraisers according to the Bank of Thailand's criteria with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair values at the balance sheet date.

When an asset's carrying amount is increased as a result of a revaluation, the increase is credited directly to equity under the heading of revaluation surplus. However, a revaluation increase is recognized as income to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense.

When an asset's carrying amount is decreased as a result of a revaluation, the decrease is recognized as an expense. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation surplus in respect of that same asset.

Upon disposal, any restated revaluation surplus is transferred directly from the revaluation reserve to retained earnings.

- Leased assets

Leases under which the subsidiaries substantially assume all the risk and rewards of ownership are classified as finance leases. Equipment acquired by way of finance leases is capitalized at the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the statements of income.

- Subsequent expenditure

Subsequent expenditure relating to an item of property, plant and equipment is added to the carrying amount of the asset when it is probable that the future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Bank and its subsidiaries. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

- Depreciation

Depreciation is charged to the income statement over the estimated useful lives of each part of an item of premises and equipment.

Depreciation on buildings acquired before July 1996 is computed using the declining-balance method. Depreciation on buildings acquired after July 1996 and on equipment is computed using the straight-line method. The estimated useful lives are as follows:

Buildings	50 years
Equipment	5-15 years

Gains or losses on disposal of premises and equipment are recorded as other income or expense upon disposal.

3.8 Intangible Assets

- Goodwill

Goodwill arising on acquisition represents the excess of the cost of acquisition over the fair value of the Bank's share of the identifiable net assets acquired. Negative goodwill arising on acquisition represents the excess of the fair value of the Bank's share of the identifiable net assets acquired over the cost of acquisition.

Goodwill and negative goodwill are stated at cost less accumulated amortization and impairment losses. Goodwill and negative goodwill arising on acquisition of shares in subsidiaries and associates in the Company's separate financial statements are included in investments.

- Other intangible assets

Other intangible assets are stated at cost less accumulated amortization and impairment losses.

- Amortization

Amortization is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Goodwill, negative goodwill and other intangible assets are amortized from the date they are available for use. The estimated useful lives are as follows:

Goodwill	10 years
Leasehold rights	Over the lease periods
Software licenses	5-15 years
Deferred underwriting license fee and deferred stock exchange membership fee	5 years

3.9 Impairment

The carrying amount of the Bank and subsidiaries' assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The impairment loss is recognised in the statement of income unless it reverses a previous revaluation credited to equity, in which case it is charged to equity.

3.10 Interest-bearing liabilities

Interest-bearing liabilities are recognized initially at cost less attributable transaction charges. Subsequent to initial recognition, interest-bearing liabilities are stated at amortized cost with any difference between cost and redemption value being recognized in the statement of income over the period of the borrowings.

3.11 Provisions

A provision is recognised in the balance sheet when the Bank has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

A provision for commitments as off-balance sheet items are determined by credit risk transactions ie., Avals, Acceptances, loans with collateral, other collaterals and Letter of credit, etc. A provision is recognized when the transactions related to loans that are classified as sub-standard, doubtful, doubtful of loss and loss assets. The provision have been specifically determined by using the same rate as the allowance for doubtful accounts on each of those loans.

3.12 Derivatives

Forward Exchange Contracts

For hedging transactions, the difference between the forward rate and the spot rate on the date of entering into a forward exchange contract is amortized to the statement of income over the period of the contract.

Trading transactions are carried at fair value using the Mark-to-Market approach. Gains or losses resulting from changes in fair values are included in revenues and expenses for the period.

Cross Currency Swaps and Interest Rate Swaps

The accounting for these derivative transactions depends on their purpose:

1. Hedging of the Bank's Exposure to Financial Risks

   Derivative contracts are recorded off-balance sheet. Revenues, expenses and gains or losses resulting from changes in the fair values of contracts are recognized in accordance with the standard accounting treatment for revenues, expenses, gains or losses on underlying assets, liabilities or other financial obligations as follows:

   Where gains or losses on the underlying transactions are recorded based on fair value, losses or gains on derivative transactions used as the hedge are recognized based on fair value throughout the corresponding hedging period.

   Where gains or losses on the underlying transactions are recorded on an accrual basis, losses or gains on derivative transactions used as a hedge are also recognized on an accrual basis over the period of the contracts.

2. Trading

   Mark-to-market accounting is applied to trading transactions. Hence, traded derivative transactions are carried at their fair values. Gains or losses resulting from changes in fair values are recognized in the income statement and included as part of gain on exchange.

3.13 Employee benefits

- Staff Retirement Fund

Staff members are entitled to retirement pay upon termination of employment depending upon length of service and other conditions. It is management's policy to contribute an appropriate amount to the Fund each period.

- **Provident Fund**

The Bank established a provident fund under the Provident Fund Act (B.E. 2530), and registered this Fund with the Ministry of Finance on August 16, 1994. According to the Fund's Articles, every employee is entitled to apply for membership, and each member must contribute to the Fund at the rate of 3% of their basic salary, while the Bank contributes an additional 3.0 - 4.5%. Upon termination of employment, employees are entitled to receive this benefit except when terminated "without compensation".

3.14 Recognition of Interest Income

Interest and discount income on loans are recognized on an accrual basis, except when interest payments are in arrears for more than three months when, regardless of collateral, the cash basis is adopted.

In compliance with the Bank of Thailand regulation, the Bank reverses accrued interest receivable on loans for which repayments are more than three months in arrears.

The asset management subsidiaries recognize interest income on investments in receivables and loans on a cash basis.

Income from factoring of a subsidiary is recognized as accrual basis.

Income from hire-purchase agreements is recognized on the basis of installment payments due by using the effective interest rate method, calculated from the balance of the net investment in each installment.

Lease income of subsidiary is recognized as follows:

- Income under finance lease agreements is recognized on the basis of installment payments due by using the effective interest rate method, calculated from the balance of the net investment in each installment. When installment payments are in arrears for more than three months, the cash basis is adopted.
- Income under operating lease agreements is recognized on the basis of installment payments due. When installment payments are in arrears for more than three months, the cash basis is adopted.

3.15 Recognition of Interest Expense

Interest expense is recognized on an accrual basis.

3.16 Income Tax

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the balance sheet date.

3.17 Basic Earnings per Share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares in issue during the period.

There is no diluting effect on earnings per share that might result from an assumed exercise of warrants.

3.18 Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into Thai Baht at the rates of exchange prevailing on the dates of the transactions. Assets and liabilities including the balance sheet of the Bank's foreign branches that are denominated in foreign currencies at the end of the period are translated into Thai Baht at the reference rates announced by the BoT on that date. The statement of income of the Bank's foreign branches are translated into Thai Baht at the reference rates announced by the BoT at the month end rate.

Exchange gains or losses on translation and on transactions in foreign currencies including foreign exchange differences arising on the translation of financial statements of the Bank's foreign branches are included in revenues and expenses for the period.

4 SUPPLEMENTARY INFORMATION OF CASH FLOWS

Non-cash items are as follows:

The Bank and its subsidiaries have provided for a revaluation surplus (deficit) on investments and have presented it as a change in shareholders' equity for each of the three-month periods ended March 31 as follows:

(Million Baht)

	Consolidated and The Bank	
	2006	2005
Revaluation surplus (deficit) on investments	14	(183)

For each of the three-month periods ended March 31, 2006 and 2005, the Bank recognized the realized portion of the appraised surplus on asset revaluation amounting to Baht 36 million and Baht 38 million, respectively, by transferring these amounts to retained earnings from appraisal surplus on asset revaluation.

For each of the three-month periods ended March 31, 2006 and 2005, the Bank and its subsidiaries received foreclosed properties arising from debt settlement amounting to Baht 70 million and Baht 193 million, respectively on a consolidated basis and Baht 9 million and Baht 152 million, respectively for the Bank only.

5 INVESTMENTS

Investments consisted of:

(Million Baht)

	Consolidated March 31, 2006			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	3,095	-	(5)	3,090
1.1.2 Marketable equity securities - domestic	243	-	(2)	241
Total	3,338	-	(7)	3,331
Less Allowance for revaluation	(7)			-
Total	3,331			3,331
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	14,392	13	(383)	14,022
1.2.2 Private enterprise debt instruments	202	-	-	202
1.2.3 Foreign debt instruments	16,683	7	(46)	16,644
1.2.4 Marketable equity securities - domestic	975	192	(502)	665
1.2.5 Others	-	-	-	-
Total	32,252	212	(931)	31,533
Less Allowance for revaluation	(238)			-
Less Allowance for impairment	(481)			-
Total	31,533			31,533
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	7,194	6	(8)	7,192
1.3.2 Private enterprises debt instruments	-	-	-	-
1.3.3 Foreign debt instruments	5,067	-	(52)	5,015
Total	12,261	6	(60)	12,207
Less Allowance for impairment	-			-
Total	12,261			12,207
Total Current Investments - net	47,125			47,071

(Million Baht)

	Consolidated			
	March 31, 2006			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprise securities	21,507	21	(406)	21,122
2.1.2 Private enterprise debt instruments	1,608	9	(33)	1,584
2.1.3 Foreign debt instruments	9,883	6	(104)	9,785
2.1.4 Marketable equity securities - domestic	157	230	-	387
2.1.5 Others	80	1	-	81
Total	33,235	267	(543)	32,959
Less Allowance for revaluation	(276)			-
Total	32,959			32,959
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	9,534	29	(170)	9,393
2.2.2 Private enterprises debt instruments	767	1	(590)	178
2.2.3 Foreign debt instruments	3,280	3	(10)	3,273
Total	13,581	33	(770)	12,844
Less Allowance for impairment	(586)			-
Total	12,995			12,844
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,852	-	(599)	2,253
2.3.2 Non-marketable equity securities -overseas	422	-	(312)	110
2.3.3 Investments in receivables	2,385	-	(268)	2,117
Total	5,659	-	(1,179)	4,480
Less Allowance for impairment	(1,179)			-
Total	4,480			4,480
Total Long-term Investments - net	50,434			50,283

(Million Baht)

	Consolidated			
	December 31, 2005			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	1,097	57	-	1,154
Add Allowance for revaluation	57			-
Total	1,154			1,154
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	11,022	13	(387)	10,648
1.2.2 Private enterprise debt instruments	449	1	(1)	449
1.2.3 Foreign debt instruments	16,364	13	(43)	16,334
1.2.4 Marketable equity securities - domestic	1,006	152	(531)	627
1.2.5 Others	50	1	(23)	28
Total	28,891	180	(985)	28,086
Less Allowance for revaluation	(297)			-
Less Allowance for impairment	(508)			-
Total	28,086			28,086
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	10,751	20	(3)	10,768
1.3.2 Private enterprises debt instruments	14	-	-	14
1.3.3 Foreign debt instruments	10,100	-	(78)	10,022
Total	20,865	20	(81)	20,804
Less Allowance for impairment	-			-
Total	20,865			20,804
Total Current Investments - net	50,105			50,044

(Million Baht)

	Consolidated December 31, 2005			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprise securities	15,849	26	(397)	15,478
2.1.2 Private enterprise debt instruments	1,761	5	(37)	1,729
2.1.3 Foreign debt instruments	11,215	30	(56)	11,189
2.1.4 Marketable equity securities - domestic	153	198	-	351
2.1.5 Others	80	-	-	80
Total	29,058	259	(490)	28,827
Less Allowance for revaluation	(231)			-
Total	28,827			28,827
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	10,958	44	(184)	10,818
2.2.2 Private enterprises debt instruments	995	-	(792)	203
2.2.3 Foreign debt instruments	3,390	3	(10)	3,383
Total	15,343	47	(986)	14,404
Less Allowance for impairment	(786)			-
Total	14,557			14,404
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,912	-	(628)	2,284
2.3.2 Non-marketable equity securities -overseas	422	-	(312)	110
2.3.3 Investments in receivables	3,504	-	(273)	3,231
Total	6,838	-	(1,213)	5,625
Less Allowance for impairment	(1,213)			-
Total	5,625			5,625
Total Long-term Investments - net	49,009			48,856

(Million Baht)

	The Bank			
	March 31, 2006			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	3,095	-	(5)	3,090
1.1.2 Marketable equity securities - domestic	243	-	(2)	241
Total	3,338	-	(7)	3,331
Less Allowance for revaluation	(7)			-
Total	3,331			3,331
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	14,392	13	(383)	14,022
1.2.2 Private enterprises debt instruments	202	-	-	202
1.2.3 Foreign debt instruments	16,683	7	(46)	16,644
1.2.4 Marketable equity securities - domestic	975	192	(502)	665
1.2.5 Others	-	-	-	-
Total	32,252	212	(931)	31,533
Less Allowance for revaluation	(238)			-
Less Allowance for impairment	(481)			-
Total	31,533			31,533
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	6,710	6	(8)	6,708
1.3.2 Private enterprises debt instruments	-	-	-	-
1.3.3 Foreign debt instruments	5,067	-	(52)	5,015
Total	11,777	6	(60)	11,723
Less Allowance for impairment	-			-
Total	11,777			11,723
Total Current Investments - net	46,641			46,587

(Million Baht)

	The Bank March 31, 2006			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	21,507	21	(406)	21,122
2.1.2 Private enterprises debt instruments	1,608	9	(33)	1,584
2.1.3 Foreign debt instruments	9,883	6	(104)	9,785
2.1.4 Marketable equity securities - domestic	157	230	-	387
2.1.5 Others	30	1	-	31
Total	33,185	267	(543)	32,909
Less Allowance for revaluation	(276)			-
Total	32,909			32,909
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	9,353	29	(170)	9,212
2.2.2 Private enterprises debt instruments	767	1	(590)	178
2.2.3 Foreign debt instruments	3,280	3	(10)	3,273
Total	13,400	33	(770)	12,663
Less Allowance for impairment	(586)			-
Total	12,814			12,663
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,776	-	(571)	2,205
2.3.2 Non-marketable equity securities -overseas	422	-	(312)	110
2.3.3 Investments in receivables	1,109	-	(176)	933
Total	4,307	-	(1,059)	3,248
Less Allowance for impairment	(1,059)			-
Total	3,248			3,248
Total Long-term Investments - net	48,971			48,820

(Million Baht)

	The Bank			
	December 31, 2005			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	1,097	57	-	1,154
Add Allowance for revaluation	57			-
Total	1,154			1,154
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	11,022	13	(387)	10,648
1.2.2 Private enterprises debt instruments	449	1	(1)	449
1.2.3 Foreign debt instruments	16,364	13	(43)	16,334
1.2.4 Marketable equity securities - domestic	1,006	152	(531)	627
1.2.5 Others	50	1	(23)	28
Total	28,891	180	(985)	28,086
Less Allowance for revaluation	(297)			-
Less Allowance for impairment	(508)			-
Total	28,086			28,086
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	10,057	20	(1)	10,076
1.3.2 Private enterprises debt instruments	14	-	-	14
1.3.3 Foreign debt instruments	10,100	-	(78)	10,022
Total	20,171	20	(79)	20,112
Less Allowance for impairment	-			-
Total	20,171			20,112
Total Current Investments - net	49,411			49,352

(Million Baht)

	The Bank			
	December 31, 2005			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	15,849	26	(397)	15,478
2.1.2 Private enterprises debt instruments	1,761	5	(37)	1,729
2.1.3 Foreign debt instruments	11,215	30	(56)	11,189
2.1.4 Marketable equity securities - domestic	153	198	-	351
2.1.5 Others	30	-	-	30
Total	29,008	259	(490)	28,777
Less Allowance for revaluation	(231)			-
Total	28,777			28,777
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	10,958	44	(184)	10,818
2.2.2 Private enterprises debt instruments	995	-	(792)	203
2.2.3 Foreign debt instruments	3,390	3	(10)	3,383
Total	15,343	47	(986)	14,404
Less Allowance for impairment	(786)			-
Total	14,557			14,404
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,872	-	(600)	2,272
2.3.2 Non-marketable equity securities -overseas	422	-	(312)	110
2.3.3 Investments in receivables	2,151	-	(178)	1,973
Total	5,445	-	(1,090)	4,355
Less Allowance for impairment	(1,090)			-
Total	4,355			4,355
Total Long-term Investments - net	47,689			47,536

As of March 31, 2006 and December 31, 2005 investments in held-to-maturity debt instruments, which are government or state enterprise securities, included promissory notes from TAMC of Baht 4,484 million and Baht 5,575 million, respectively. (As of December 31, 2005 the right to receive promissory notes from TAMC has been included amounting to Baht 5 million).

Gain (loss) on investments presented in the statement of income for each of the three-month ended March 31, consisted of:

(Million Baht)

	Consolidated		The Bank	
	2006	2005	2006	2005
Gain on disposal of investments				
Held for trading investments	81	11	81	11
Available-for-sale investments	58	134	58	39
General investments	34	11	31	10
Investment in receivables	10	-	-	-
Total	183	156	170	60
Loss on disposal of investments				
Held for trading investments	(7)	(2)	(7)	(2)
Available-for-sale investments	(237)	(28)	(237)	(28)
General investments	(13)	-	(13)	-
Total	(257)	(30)	(257)	(30)
Gain on transfer of financial assets	4	-	-	-
Gain (loss) from revaluation	(86)	3	(86)	3
Reversal on impairment				
Investments in securities	258	13	258	13
Investments in receivables	2	-	2	-
Total	178	16	174	16
Total Gain on Investments	104	142	87	46

Revaluation (deficit) surplus on investments consisted of:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005
Revaluation (deficit) surplus on investments				
Debt instruments	(911)	(827)	(911)	(827)
Equity securities	395	298	395	298
Share of revaluation surplus in subsidiaries and associated companies using the equity method	1	-	1	-
Total	(515)	(529)	(515)	(529)

A maturity analysis for debt instruments resulted in the following:

(Million Baht)

	Consolidated							
	March 31, 2006				December 31, 2005			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	3,813	24,827	7,258	35,898	5,912	16,260	4,699	26,871
1.2 Private enterprise debt instruments	202	1,608	-	1,810	449	1,761	-	2,210
1.3 Foreign debt instruments	16,683	5,696	4,187	26,566	16,364	5,845	5,370	27,579
Total	20,698	32,131	11,445	64,274	22,725	23,866	10,069	56,660
Less Allowance for revaluation	(55)	(696)	(158)	(909)	(52)	(444)	(330)	(826)
Less Allowance for impairment	(6)	-	-	(6)	(7)	-	-	(7)
Total	20,637	31,435	11,287	63,359	22,666	23,422	9,739	55,827
2. Held-to-maturity debt Instruments								
2.1 Government and state enterprise securities	7,374	4,840	4,513	16,727	10,751	5,378	5,580	21,709
2.2 Private enterprise debt instruments	-	181	586	767	14	209	786	1,009
2.3 Foreign debt instruments	5,067	3,280	-	8,347	10,100	3,390	-	13,490
Total	12,441	8,301	5,099	25,841	20,865	8,977	6,366	36,208
Less Allowance for impairment	-	-	(586)	(586)	-	-	(786)	(786)
Total	12,441	8,301	4,513	25,255	20,865	8,977	5,580	35,422
Total Debt Instruments	33,078	39,736	15,800	88,614	43,531	32,399	15,319	91,249

(Million Baht)

	The Bank							
	March 31, 2006				December 31, 2005			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	3,813	24,827	7,258	35,898	5,912	16,260	4,699	26,871
1.2 Private enterprise debt instruments	202	1,608	-	1,810	449	1,761	-	2,210
1.3 Foreign debt instruments	16,683	5,696	4,187	26,566	16,364	5,845	5,370	27,579
Total	20,698	32,131	11,445	64,274	22,725	23,866	10,069	56,660
Less Allowance for revaluation	(55)	(696)	(158)	(909)	(52)	(444)	(330)	(826)
Less Allowance for impairment	(6)	-	-	(6)	(7)	-	-	(7)
Total	20,637	31,435	11,287	63,359	22,666	23,422	9,739	55,827
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	6,711	4,840	4,513	16,064	10,057	5,378	5,580	21,015
2.2 Private enterprise debt instruments	-	181	586	767	14	209	786	1,009
2.3 Foreign debt instruments	5,067	3,280	-	8,347	10,100	3,390	-	13,490
Total	11,778	8,301	5,099	25,178	20,171	8,977	6,366	35,514
Less Allowance for impairment	-	-	(586)	(586)	-	-	(786)	(786)
Total	11,778	8,301	4,513	24,592	20,171	8,977	5,580	34,728
Total Debt Instruments	32,415	39,736	15,800	87,951	42,837	32,399	15,319	90,555

Investments held by the Bank and its subsidiaries in financial institutions that were closed on December 8, 1997, or investments in listed companies which meet SET's criteria for delisting, and are in default on debt instruments, or companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting or investments in receivables with uncertainty in settlement or in default, were as follows:

(Million Baht)

	Consolidated March 31, 2006						
	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	3	1	-	-	1	-	(3)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	764	495	-	1	38	(1,216)
4. Investment in receivables with uncertainty in settlement or in default	2,095	-	-	1,830	-	-	(265)
Total	2,098	766	626	1,830	2	38	(1,616)

(Million Baht)

	Consolidated December 31, 2005						
	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	6	34	200	3	2	-	(236)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	768	494	-	2	38	(1,219)
4. Investment in receivables with uncertainty in settlement or in default	2,250	-	-	1,980	-	-	(270)
Total	2,256	803	825	1,983	4	38	(1,857)

(Million Baht)

The Bank

March 31, 2006

	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	3	1	-	-	-	-	(3)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	764	495	-	2	38	(1,216)
4. Investment in receivables with uncertainty in settlement or in default	819	-	-	646	-	-	(173)
Total	822	766	626	646	2	38	(1,524)

(Million Baht)

	The Bank December 31, 2005						
	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	6	34	200	3	2	-	(236)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	768	494	-	2	38	(1,219)
4. Investment in receivables with uncertainty in settlement or in default	896	-	-	721	-	-	(175)
Total	902	803	825	724	4	38	(1,762)

For each of the three-month periods ended March 31, 2006 and 2005, change in the investments in subsidiaries and associated companies were as follows:

(Million Baht)

	Consolidated		The Bank	
	2006	2005	2006	2005
Net book value at 1 January	450	462	8,967	10,636
Share of profit (loss) from investments on equity method	21	(1)	143	145
Acquisitions	4	-	4	-
Dividend income	(4)	(3)	(4)	(152)
Allowance for impairment	3	12	3	12
Disposals	-	(13)	-	(13)
Others	(2)	-	-	(74)
Net book value at 31 March	472	457	9,113	10,554

Investments in ordinary shares of subsidiaries and associated companies were as follows:

(Million Baht)

				Consolidated				The Bank			
				Investments				Investments			
	Type of Business	% Shareholding		Cost method		Equity method		Cost method		Equity method	
		March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005
Phethai Asset Management Co., Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	5,998	5,998	4,026	3,912
Ploy Asset Management Co., Ltd.*	Asset Management	99.99%	99.99%	2,080	-	-	-	2,080	2,080	-	-
Progress Land and Buildings Co., Ltd.	Property Development	99.99%	99.99%	-	-	-	-	1,122	1,122	927	923
Progress Gunpai Co., Ltd.	Service	99.99%	99.99%	21	21	82	73	21	21	82	73
Progress Plus Co., Ltd.	Service	99.99%	99.99%	4	4	24	24	4	4	24	24
Kasikorn Factoring Co., Ltd.	Lending	99.99%	99.99%	-	-	-	-	237	237	401	386
Kasikorn Research Center Co., Ltd.	Service	99.99%	99.99%	-	-	-	-	6	6	15	16
Progress Facilities Management Co., Ltd.	Service	99.99%	99.99%	5	5	17	15	5	5	17	15
Progress Management Co., Ltd.	Service	99.99%	99.99%	6	6	19	17	6	6	19	17
Kasikorn Leasing Co., Ltd.	Lending	99.99%	99.99%	-	-	-	-	210	210	52	121
Progress Software Co., Ltd.	Service	99.99%	99.99%	18	18	68	62	18	18	68	62
Kasikorn Asset Management Co., Ltd.	Mutual Fund Management	99.99%	99.99%	-	-	-	-	2,003	2,003	2,075	1,983
Progress Storage Co., Ltd.	Service	99.98%	99.98%	3	3	18	16	3	3	18	16
Kasikorn Securities Public Co., Ltd.	Securities Business	99.98%	99.98%	-	-	-	-	1,312	1,312	1,145	1,176

(Million Baht)

	Type of Business	% Shareholding		Consolidated Investments Cost method		Consolidated Investments Equity method		The Bank Investments Cost method		The Bank Investments Equity method	
		March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005
Progress Services Support Co., Ltd.	Service	99.98%	-	4	-	5	-	4	-	5	-
Progress Services Co., Ltd.	Service	99.97%	99.97%	2	2	21	18	2	2	21	18
Progress HR Co., Ltd.	Service	99.93%	99.93%	1	1	4	4	1	1	4	4
Progress Appraisal Co., Ltd.	Service	99.84%	99.84%	5	5	35	37	5	5	35	37
Processing Center Co., Ltd.	Service	30.00%	30.00%	3	3	178	181	3	3	178	181
N.C. Associate Co., Ltd.	Trading	28.23%	28.23%	1	1	-	-	1	1	-	-
Rural Capital Partners Co., Ltd.	Venture Capital	27.50%	27.50%	2	2	2	3	2	2	2	3
Progress Information Co., Ltd.	Service	20.00%	20.00%	14	14	1	1	14	14	1	1
M. Grand Hotel Co., Ltd.	Hotel	20.00%	20.00%	355	355	37	40	355	355	37	40
E.S. Industries Co., Ltd.	Industry	20.00%	20.00%	11	11	11	11	11	11	11	11
Total				2,535	451	522	502	13,423	13,419	9,163	9,019
Less Allowance for impairment				(1,940)	(381)	(50)	(52)	(3,333)	(3,333)	(50)	(52)
Investments in Subsidiaries and Associated Companies – net				595	70	472	450	10,090	10,086	9,113	8,967

* Company is in the process of liquidation.

The recording of investments in subsidiaries and associated companies using the equity method in the financial statements is based on financial information obtained from audited or reviewed financial statements and from management information that has not been audited or reviewed by the auditors.

Investments held by the Bank and its subsidiaries, that comprised more than 10% of those companies' shares and were not investments in subsidiaries and associated companies, classified by industry were as follows:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005
Agricultural and mining	49	49	-	-
Manufacturing and commerce	254	254	254	254
Property development and construction	980	1,062	980	1,062
Infrastructure and services	28	28	23	23
Others	808	615	808	615
Total	2,119	2,008	2,065	1,954

The financial position and results of operations of the Bank's subsidiaries in the consolidated financial statements based on the financial statements are set out below:

Phethai Asset Management Company Limited

Condensed Balance Sheets

	Million Baht	
	March 31, 2006 (Unaudited) (Reviewed)	December 31, 2005 (Audited)
ASSETS		
Cash and deposits at financial institution	17	71
Long-term investments – net	41	40
Investments in receivables – net	3,679	4,266
Loans, receivables and accrued interest receivables – net	3,585	3,633
Properties foreclosed – net	4,479	4,393
Equipment – net	3	4
Other assets – net	544	539
Total Assets	12,348	12,946
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Borrowings from financial institution	8,230	8,925
Other liabilities	92	109
Shareholders' Equity	4,026	3,912
Total Liabilities and Shareholders' Equity	12,348	12,946

Phethai Asset Management Company Limited

Condensed Statements of Income

For Each of the Three-month Periods Ended March 31, 2006 and 2005

(Unaudited)

(Reviewed)

	Million Baht	
	2006	2005
Interest and dividend income	67	127
Interest expense	56	20
Net income from interest and dividend	11	107
Reversal of bad debt and doubtful accounts	(65)	(5)
Loss on debt restructuring	110	117
Expense from interest and dividend after reversal of bad debt and doubtful accounts and loss on debt restructuring	(34)	(5)
Non-interest income	207	69
Non-interest expense	59	45
Net profit	114	19
Basic earnings per share (Baht)	0.19	0.03

Phethai Asset Management Company Limited

Statements of Cash Flows

For Each of the Three-Month Periods Ended March 31, 2006 and 2005

(Unaudited)

(Reviewed)

	Million Baht	
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit	114	19
Add (less) Adjustments to reconcile net profit to net cash from operating activities		
Gain on transfer of investment	(1)	-
Gain on transfer of financial assets	(99)	(44)
Loss on impairment of investments in receivables	3	10
Reversal of bad debt and doubtful accounts	(65)	(5)
Loss on debt restructuring	110	117
Interest income from amortization of revaluation allowance for debt restructuring	(20)	(52)
Depreciation and amortization	2	2
Loss on impairment of properties foreclosed	4	-
Reversal of loss on impairment of other assets	(3)	(1)
Gain on sale of securities for investments	(1)	-
Increase in accrued interest payables	5	2
Decrease in accrued expenses	(11)	(5)
Net profit from operations before changes in operating assets and liabilities	38	43
Decrease in operating assets		
Investments in receivables	4	14
Loans and receivables	333	343
Properties foreclosed	189	43
Other assets	87	40
Decrease in operating liabilities		
Other liabilities	(11)	(70)
Net Cash Provided by Operating Activities	640	413
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of general long-term investments	1	-
Net Cash Provided by Investing Activities	1	-

Phethai Asset Management Company Limited

Statements of Cash Flows (Continued)

For Each of the Three-Month Periods Ended March 31, 2006 and 2005

(Unaudited)

(Reviewed)

	Million Baht	
	2006	2005
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from borrowings from financial institutions	(695)	-
Cash paid for repayment of borrowings from financial institutions	-	(520)
Net Cash Used in Financing Activities	(695)	(520)
Net decrease in cash and cash equivalents	(54)	(107)
Cash and cash equivalents at the beginning of the period	71	161
Cash and cash equivalents at the end of the period	17	54
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash paid during the period		
Interest expense	50	18
Income tax	2	-

Progress Land and Buildings Company Limited

Condensed Balance Sheets

	Million Baht	
	March 31, 2006 (Unaudited) (Reviewed)	December 31, 2005 (Audited)
ASSETS		
Cash and deposits at financial institutions	98	89
Other current assets	10	8
Properties foreclosed – net	501	504
Premises and equipment – net	333	336
Total Assets	942	937
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	16	13
Shareholders' equity	926	924
Total Liabilities and Shareholders' Equity	942	937

Progress Land and Buildings Company Limited

Condensed Statements of Income

For Each of the Three-Month Periods Ended March 31, 2006 and 2005

(Unaudited)

(Reviewed)

	Million Baht	
	2006	2005
Revenues	13	4
Expense	11	1
Net profit	2	3
Earnings per share (Baht)	0.19	0.15

Kasikorn Factoring Company Limited

Condensed Balance Sheets

	Million Baht	
	March 31, 2006 (Unaudited) (Reviewed)	December 31, 2005 (Audited)
ASSETS		
Current Assets		
Cash and deposits at financial institutions	92	110
Current portion of factoring receivables – net	2,492	2,398
Current portion of finance lease receivables – net	100	78
Current portion of hire purchase receivables – net	6	5
Installation receivables – net	36	37
Other current assets	27	25
Non-Current Assets		
Factoring receivables - net	100	113
Finance lease receivables – net	209	212
Hire purchase receivable - net	4	4
Other assets	24	20
Total Assets	3,090	3,002
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Short-term loans from financial institutions	2,350	2,260
Current portion of long-term loan	160	185
Long term loan - net	45	60
Other liabilities	142	119
Shareholders' Equity	393	378
Total Liabilities and Shareholders' Equity	3,090	3,002

Kasikorn Factoring Company Limited

Condensed Statements of Income

For Each of the Three-Month Periods Ended March 31, 2006 and 2005

(Unaudited)

(Reviewed)

	Million Baht	
	2006	2005
Revenues	74	63
Expense	58	46
Net profit	16	17
Earnings per share (Baht)	9.76	10.63

Kasikorn Research Center Company Limited

Condensed Balance Sheet

	Million Baht	
	March 31, 2006 (Unaudited) (Reviewed)	December 31, 2005 (Audited)
ASSETS		
Cash and cash equivalents	13	18
Other assets	8	7
Total Assets	21	25
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	4	9
Shareholders' Equity	17	16
Total Liabilities and Shareholders' Equity	21	25

Kasikorn Research Center Company Limited

Condensed Statements of Income

For Each of the Three-Month Periods Ended March 31, 2006 and 2005

(Unaudited)

(Reviewed)

	Million Baht	
	2006	2005
Revenues	14	12
Expenses	13	17
Net profit (loss)	1	(5)
Earnings (loss) per share (Baht)	13.77	(49.20)

mw

Kasikorn Leasing Company Limited

Condensed Balance Sheets

	Million Baht	
	March 31, 2006	December 31, 2005
	(Unaudited)	(Audited)
	(Reviewed)	
ASSETS		
Current assets		
Cash and cash equivalents	7	92
Current portion of hire purchase receivables – net	1,253	563
Current portion of finance lease receivables – net	39	23
Loans to sales representatives receivables – net	700	572
Other current assets	247	211
Non-current assets		
Hire purchase receivables – net	3,406	1,595
Finance lease receivables – net	160	83
Leasehold office improvement and equipment – net	25	27
Other non current assets	7	6
Total Assets	5,844	3,172
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Short-term loans from financial institutions	790	900
Current portion of long-term loan	1,222	483
Other current liabilities	89	76
Long term loan - net	3,681	1,582
Other non current liabilities	11	5
Shareholders' Equity	51	126
Total Liabilities and Shareholders' Equity	5,844	3,172

mw

Kasikorn Leasing Company Limited

Condensed Statements of Income

For the Three-Month Period Ended March 31, 2006

(Unaudited)

(Reviewed)

	Million Baht
	2006
Revenues	79
Expense	154
Net loss	(75)
Loss per share (Baht)	(3.56)

Kasikorn Securities Public Company Limited

Condensed Balance Sheets

	Million Baht	
	March 31, 2006	December 31, 2005
	(Unaudited)	(Audited)
	(Reviewed)	
ASSETS		
Cash and cash equivalents	497	529
Investments – net	50	50
Securities business receivables	71	80
Leasehold office improvement and equipment – net	97	101
Other assets – net	71	58
Total Assets	786	818
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	116	132
Shareholders' Equity	670	686
Total Liabilities and Shareholders' Equity	786	818

Kasikorn Securities Public Company Limited

Condensed Statements of Income

For Each of the Three-Month Periods Ended March 31, 2006 and 2005

(Unaudited)

(Reviewed)

	Million Baht	
	2006	2005
Revenues	29	3
Expenses	45	11
Net loss	(16)	(8)
Loss per share (Baht)	(0.27)	(0.13)

Kasikorn Asset Management Company Limited

Condensed Balance Sheets

	Million Baht	
	March 31, 2006	December 31, 2005
	(Unaudited)	(Audited)
	(Reviewed)	
ASSETS		
Cash and cash equivalents	210	110
Investments – net	670	701
Fee receivables	107	105
Premises and equipment – net	153	150
Properties foreclosed – net	1	1
Other assets - net	280	287
Total Assets	1,421	1,354
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	156	169
Shareholders' Equity	1,265	1,185
Total Liabilities and Shareholders' Equity	1,421	1,354

Kasikorn Asset Management Company Limited

Condensed Statements of Income

For Each of the Three-Month Periods Ended March 31, 2006 and 2005

(Unaudited)

(Reviewed)

	Million Baht	
	2006	2005
Revenues	277	214
Expense	196	159
Net profit	81	55
Earnings per share (Baht)	2.97	2.01

The summary of financial position and results of operations of its subsidiaries, which are not included in the consolidated financial statements, are as follows:

(Million Baht)

	Balance Sheets					
	March 31, 2006 (Unaudited) (Reviewed)			December 31, 2005 (Audited)		
	Total Assets	Total Liabilities	Shareholders' Equity	Total Assets	Total Liabilities	Shareholders' Equity
Ploy Asset Management Co., Ltd.	33	-	33	33	-	33
Progress Gunpai Co., Ltd.	164	81	83	170	96	74
Progress Plus Co., Ltd.	58	34	24	54	31	23
Progress Facilities Management Co., Ltd.	25	8	17	25	10	15
Progress Services Co., Ltd.	25	4	21	26	8	18
Progress Management Co., Ltd.	23	5	18	23	7	16
Progress Storage Co., Ltd.	20	2	18	20	4	16
Progress Appraisal Co., Ltd.	48	12	36	56	18	38
Progress Software Co., Ltd.	86	17	69	106	43	63
Progress HR Co., Ltd.	9	5	4	12	9	3
Progress Software Support Co., Ltd.	5	1	4	-	-	-
	496	169	327	525	226	299

(Million Baht except for Earnings (Loss) per Share)

Statements of Income

For Each of the Three-Month Periods Ended March 31

	2006				2005			
	(Unaudited) (Reviewed)							
	Revenue	Expenses	Net Profit (loss)	Earnings (loss) per Share (Baht)	Revenue	Expenses	Net Profit	Earnings per Share (Baht)
Ploy Asset Management Co., Ltd.	-	-	-	-	390	333	57	0.11
Progress Gunpai Co., Ltd.	65	56	9	47.30	57	45	12	62.28
Progress Plus Co., Ltd.	37	37	-	1.26	36	35	1	2.52
Progress Facilities Management Co., Ltd.	18	17	1	25.73	17	15	2	36.93
Progress Services Co., Ltd.	40	37	3	153.81	39	36	3	141.88
Progress Management Co., Ltd.	12	10	2	35.35	10	8	2	27.17
Progress Storage Co., Ltd.	8	6	2	76.08	8	5	3	94.73
Progress Appraisal Co., Ltd.	31	32	(1)	(244.36)	36	32	4	700.36
Progress Software Co., Ltd.	44	38	6	57.69	29	26	3	28.68
Progress HR Co., Ltd.	55	53	2	157.50	34	34	-	10.04
Progress Software Support Co., Ltd.	11	11	-	11.92	-	-	-	-
	321	297	24		656	569	87	

6 **LOANS AND ACCRUED INTEREST RECEIVABLES**

Loans and accrued interest receivables classified by account status

(Million Baht)

	Consolidated March 31, 2006			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	552,718	228,171	1	5,532*
Special Mention	14,359	3,406	2	287
Sub-Standard	5,426	1,284	20	257
Doubtful	10,861	3,827	50	1,914
Doubtful of Loss	39,310	14,656	100	14,689**
Allowance established in excess of BOT regulations	-	-		12,363
Total	622,674	251,344		35,042

(Million Baht)

	Consolidated December 31, 2005			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	566,588	224,660	1	5,688*
Special Mention	5,083	882	2	102
Sub-Standard	4,516	1,024	20	205
Doubtful	12,111	5,239	50	2,619
Doubtful of Loss	40,394	14,678	100	14,730**
Allowance established in excess of BOT regulations	-	-		11,423
Total	628,692	246,483		34,767

* Includes the allowance for doubtful accounts of asset management companies as per the BoT's audit results, which has been transferred from the allowance provided in excess of the BoT regulations.

** Includes the allowance for doubtful accounts provided by using number of past due days for non-litigated or non restructured loans in accordance with the BoT regulations.

(Million Baht)

The Bank

March 31, 2006

	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	559,821	236,459	1	5,598
Special Mention	13,890	3,229	2	278
Sub-Standard	5,384	1,242	20	248
Doubtful	10,830	3,797	50	1,898
Doubtful of Loss	27,017	9,104	100	9,138**
Allowance established in excess of BOT regulations	-	-		10,196
Total	616,942	253,831		27,356

(Million Baht)

The Bank

December 31, 2005

	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	572,805	233,166	1	5,728
Special Mention	4,861	741	2	97
Sub-Standard	4,504	1,013	20	202
Doubtful	12,082	5,212	50	2,606
Doubtful of Loss	28,157	9,251	100	9,304**
Allowance established in excess of BOT regulations	-	-		8,784
Total	622,409	249,383		26,721

** Includes the allowance for doubtful accounts provided by using number of past due days for non-litigated or non restructured loans in accordance with the BoT regulations.

Non-performing loans (NPL)

According to the BoT's directive dated January 16, 2003, effective for financial statements ended December 31, 2002, non-performing loans (NPL) were redefined as sub-quality loans, being outstanding loans of sub-standard, doubtful, doubtful of loss and loss loan accounts in accordance with the BoT's guidelines. This included fully-provisioned loans which had previously been written-off.

As of March 31, 2006 and December 31, 2005, non-performing loans (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

	March 31, 2006				
	The Bank	Phethai - AMC (Original principal)	Kasikorn Factoring	Kasikorn Leasing	The Bank and Subsidiaries
Non-performing loans	42,867	11,815	135	9	54,826
Total loans used for NPL ratio calculation [(1)]	622,343	13,285	2,929	5,617	627,696 [(2)]
Percentage of total loans	6.89	88.94	4.60	0.16	8.73

(Million Baht)

	December 31, 2005				
	The Bank	Phethai - AMC (Original principal)	Kasikorn Factoring	Kasikorn Leasing	The Bank and Subsidiaries
Non-performing loans	44,388	11,720	109	-	56,217
Total loans used for NPL ratio calculation [(1)]	627,066	14,424	2,847	2,860	632,922 [(2)]
Percentage of total loans	7.08	81.25	3.84	-	8.88

[(1)] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

[(2)] Excluding loans to subsidiaries, as of March 31, 2006 and December 31, 2005, amounting to Baht 16,478 million and Baht 14,275 million, respectively.

Non-accrual loans (including financial institutions) were as follows:

(Million Baht)

	March 31, 2006				
	The Bank	Phethai – AMC (Original principals)	Kasikorn Factoring	Kasikorn Leasing	The Bank and Subsidiaries
Non-accrual loans	54,545	13,285	102	9	67,941
Total loans used for ratio Calculation*	622,343	13,285	2,929	5,617	627,696**
Percentage of total loans	8.76	100.00	3.47	0.16	10.82

(Million Baht)

	December 31, 2005				
	The Bank	Phethai – AMC (Original principals)	Kasikorn Factoring	Kasikorn Leasing	The Bank and Subsidiaries
Non-accrual loans	55,656	14,424	98	-	70,178
Total loans used for ratio Calculation*	627,066	14,424	2,847	2,860	632,922**
Percentage of total loans	8.88	100.00	3.46	-	11.09

* Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

** Excluding loans to subsidiaries, as of March 31, 2006 and December 31, 2005, amounting to Baht 16,478 million and Baht 14,275 million, respectively.

Loans to listed companies that meet SET's criteria for delisting were as follows:

(Million Baht)

	Consolidated					
	March 31, 2006			December 31, 2005		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	878	356	15	1,093	397	61

(Million Baht)

	The Bank					
	March 31, 2006			December 31, 2005		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies meet SET's criteria for delisting	878	356	15	1,049	397	16

The outstanding balances of loans to the Bank's wholly owned subsidiaries were as follows:

(Million Baht)

	March 31, 2006			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	8,230
Kasikorn Factoring Co., Ltd.	Bills	1-6 Months	Money Market Rate + Spread 1% at least	1,950
	Bills	At Call	Money Market Rate + Spread 1% at least	400
	Loans	1-2 Years	Fixed Rate	205
Kasikorn Leasing Co., Ltd.	Bills	7-120 Days	Money Market Rate	790
	Loans	1-5 Years	Fixed Rate	4,903

(Million Baht)

	December 31, 2005			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	8,925
Kasikorn Factoring Co., Ltd.	Bills	1-6 Months	Money Market Rate + Spread 1% at least	1,740
	Bills	At Call	Money Market Rate + Spread 1% at least	400
	Loans	1-2 Years	Fixed Rate	245
Kasikorn Leasing Co., Ltd.	Bills	7-120 Days	Money Market Rate	2,065
	Loans	1-4 Years	Fixed Rate	900

Transferring of Sub-Standard Quality Assets to Thai Assets Management Corporation (TAMC)

In accordance with the Emergency Decree on the Thai Assets Management Corporation B.E. 2544, on October 12, 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-standard quality assets outstanding as of December 31, 2000 to TAMC. All rights and duties associated with each transferred sub-standard quality asset were transferred to TAMC at a price determined by the appraised value of the underlying collateral assets, provided that the price did not exceed the book value of credits extended, less existing provisions outstanding, as required by law on the transfer date. TAMC has 180 days from the date of each transfer to examine any transferred assets. TAMC will then quote the transfer price within seven days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable promissory notes guaranteed by FIDF. The notes bear interest equal to the weighted average of the deposit rates of five major banks, and are paid at the end of each year by means of a non-transferable, extendable one-year promissory note, guaranteed by FIDF. The rights to these notes and the received notes are included in investments in held-to-maturity debt instruments.

In accordance with the Emergency Decree and the Asset Transfer Agreement, TAMC and the Bank will share jointly the profits and responsibility for any losses on transferred assets, which are payable on the fifth and the tenth anniversaries of the transfers, starting from July 1, 2001. In the case of losses, the Bank will first be responsible for any loss, not exceeding 20% of the transfer price. The second portion of losses, again not exceeding 20% of the transfer price, will be equally shared by TAMC and the Bank. Any remaining loss would then be absorbed by TAMC. In addition, expenses of TAMC are included in the calculation of the gain or loss sharing. In the case of profit, the first portion of profits up to 20% of the transfer price is to be shared equally by TAMC and the Bank. Should there be any profit over and above this, the Bank is entitled to the remainder up to the gross book value of the assets, less the transfer price and the Bank's share in the first portion of the profits. As of March 31, 2006 and December 31, 2005, the Bank has set up the provision for possible loss as above of Baht 619 million and Baht 602 million, respectively.

For each of the three-month periods ended March 31, 2006 and 2005, the Bank did not transferred to TAMC sub-quality assets. The gross book value of the assets before deducting allowance for doubtful accounts until March 31, 2006 was of Baht 14,557 million and the estimated total transfer price up to March 31, 2006 was Baht 10,123 million. As of March 31, 2006 the Bank received promissory notes from TAMC of Baht 10,123 million.

7 TROUBLED DEBT RESTRUCTURING

For each of the three-month periods ended March 31, 2006 and 2005, the Bank and its subsidiaries engaged in debt restructuring contracts as follows:

(Million Baht)

	Consolidated				The Bank			
	2006		2005		2006		2005	
	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring
Debt restructuring contracts that incurred losses	536	2,972	707	4,021	431	1,509	576	1,855
Debt restructuring contracts that incurred no losses	3,158	5,007	3,518	6,163	3,096	4,676	3,440	6,039
Total	3,694	7,979	4,225	10,184	3,527	6,185	4,016	7,894

Losses on debt restructuring for each of the three-month periods ended March 31, 2006 and 2005 were as follows:

(Million Baht)

Consolidated

March 31, 2006

		The Outstanding Debt		Transferred Assets		
Types of Restructuring	Cases	Before Restructuring	After Restructuring	Types	Fair Value	Loss on Debt Restructuring
Transfers of assets	365	790	-	Cash, land, premises and investments	517	273
Changes of repayment conditions	156	2,054	2,028	-	-	115
Debt restructuring in various forms	15	128	95	Cash, land, premises and investments	13	51
Total	536	2,972	2,123		530	439

(Million Baht)

Consolidated

March 31, 2005

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	448	1,382	-	Cash, land, Premises and investments	855	527
Changes of repayment conditions	223	2,297	2,205	-	-	151
Debt restructuring in various forms	36	342	198	Cash, land, premises and investments	88	71
Total	707	4,021	2,403		943	749

(Million Baht)

The Bank

March 31, 2006

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	341	599	-	Cash, land, premises and investments	394	205
Changes of repayment conditions	77	792	784	-	-	73
Debt restructuring in various forms	13	118	85	Cash, land, premises and investments	13	51
Total	431	1,509	869		407	329

(Million Baht)

		The Bank				
		March 31, 2005				
		The Outstanding Debt		Transferred Assets		Loss on
		Before	After			Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	408	1,103	-	Cash, land, premises and investments	775	328
Changes of repayment conditions	136	442	433	-	-	49
Debt restructuring in various forms	32	310	184	Cash, land, premises and investments	86	55
Total	576	1,855	617		861	432

The Bank and its subsidiaries measure the expected recoverable amounts of loans restructured by changing repayment conditions by using the present value of future cash flows discounted by the market rate.

The terms of debt restructuring agreements with debts which were restructured by changing the repayment conditions and restructured in various other ways and which resulted in losses on debt restructuring during the three-month periods ended March 31 are as follows:

(Million Baht)

	Consolidated							
	2006				2005			
		The Outstanding Debt				The Outstanding Debt		
Terms of debt		Before	After	End of		Before	After	End of
restructuring agreements	Cases	Restructuring	Restructuring	Period	Cases	Restructuring	Restructuring	Period
Less than 5 years	111	775	733	630	110	1,320	1,216	661
5 to 10 years	22	608	591	577	71	787	660	364
Over 10 years	38	799	799	794	78	532	527	478
Total	171	2,182	2,123	2,001	259	2,639	2,403	1,503

(Million Baht)

	The Bank							
	2006				2005			
		The Outstanding Debt				The Outstanding Debt		
Terms of debt		Before	After	End of		Before	After	End of
restructuring agreements	Cases	Restructuring	Restructuring	Period	Cases	Restructuring	Restructuring	Period
Less than 5 years	65	526	502	426	93	445	342	290
5 to 10 years	13	359	342	332	25	135	103	100
Over 10 years	12	25	25	25	50	172	172	171
Total	90	910	869	783	168	752	617	561

The Bank and its subsidiaries recognized interest income from debt restructuring for each of the three-month periods ended March 31 as follows:

(Million Baht)

	Consolidated		The Bank	
	2006	2005	2006	2005
Debt restructuring contracts that incurred losses	160	288	130	71

As of March 31, 2006 and December 31, 2005, the Bank had commitments to extend additional loans to these borrowers as follows:

(Million Baht)

	Consolidated and The Bank	
	March 31, 2006	December 31, 2005
Debt restructuring contracts that incurred losses	86	89

As of March 31, 2006 and December 31, 2005, the Bank and its subsidiaries had outstanding balances on debtors which were restructured during the period/year as follows:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005
Debt restructuring contracts that incurred losses	2,001	5,378	783	2,667
Debt restructuring contracts that incurred no losses	3,931	14,502	3,681	13,800
Total	5,932	19,880	4,464	16,467

As of March 31, 2006 and December 31, 2005, the Bank and its subsidiaries had outstanding balances relating to all restructured debtors which had been performing in accordance with debt restructuring agreements as follows:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005
Debt restructuring contracts that incurred losses	18,417	19,844	17,551	17,074
Debt restructuring contracts that incurred no losses	29,583	30,228	28,979	28,967
Total	48,000	50,072	46,530	46,041

8 ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the allowance for doubtful accounts during the period/year were as follows:

(Million Baht)

Consolidated

March 31, 2006

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the period	5,688	102	205	2,619	14,730	11,423	34,767
Transferred from investments in receivables	-	-	-	-	38	-	38
Doubtful accounts (reversal)	(156)	185	52	(705)	165	940	481
Bad debts recovered	-	-	-	-	20	-	20
Bad debts written off	-	-	-	-	(1,126)	-	(1,126)
Others	-	-	-	-	862	-	862
Balance at end of the period	5,532	287	257	1,914	14,689	12,363	35,042

(Million Baht)

Consolidated

December 31, 2005

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	5,692	191	761	1,635	18,928	14,182	41,389
Transferred from investments in receivables	-	-	-	-	517	-	517
Doubtful accounts (reversal)	472	(75)	(559)	971	2,699	(2,958)	550
Bad debts recovered	-	-	-	-	955	-	955
Bad debts written off	-	-	-	-	(6,133)	-	(6,133)
Allowance for loans transferred to TAMC	-	-	-	-	4	-	4
Allowance for loans transferred to KBank	(502)	(16)	-	-	(1,716)	(607)	(2,841)
Kasikorn Factoring Co., Ltd*	26	2	3	13	33	6	83
Others	-	-	-	-	(557)	800	243
Balance at end of the year	5,688	102	205	2,619	14,730	11,423	34,767

*As of December 31, 2005 , allowance for receivables of Kasikorn Factoring Co., Ltd. has been classified under BoT regulations.

(Million Baht)

The Bank

March 31, 2006

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the period	5,728	97	202	2,606	9,304	8,784	26,721
Transferred from investments in receivables	-	-	-	-	34	-	34
Doubtful accounts (reversal)	(130)	181	46	(708)	(150)	1,412	651
Bad debt recovered	-	-	-	-	20	-	20
Bad debt written off	-	-	-	-	(671)	-	(671)
Others	-	-	-	-	601	-	601
Balance at end of the period	5,598	278	248	1,898	9,138	10,196	27,356

(Million Baht)

	The Bank						
	December 31, 2005						
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	5,175	100	761	1,635	11,831	9,866	29,368
Transferred from investments in receivables	-	-	-	-	517	-	517
Doubtful accounts (reversal)	553	(3)	(559)	971	1,179	(1,082)	1,059
Bad debt recovered	-	-	-	-	955	-	955
Bad debt written off	-	-	-	-	(5,108)	-	(5,108)
Allowance for loans transferred to TAMC	-	-	-	-	4	-	4
Others	-	-	-	-	(74)	-	(74)
Balance at end of the year	5,728	97	202	2,606	9,304	8,784	26,721

9 REVALUATION ALLOWANCE FOR DEBT RESTRUCTURING

The movements in the revaluation allowance for debt restructuring during the period/year were as follows:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005
Balance at beginning of the period/year	2,672	4,878	2,355	2,297
Increase	248	552	224	432
Decrease due to writing off	(243)	(665)	(242)	(665)
Transfer on loan disposal	-	(1,257)	-	-
Change of classification	(142)	(464)	112	355
Amortization to interest income	(39)	(372)	(19)	(64)
Others	(512)	-	(512)	-
Balance at end of the period/year	1,984	2,672	1,918	2,355

10 CLASSIFIED ASSETS

Assets of the Bank and its subsidiaries classified as investments, loans and accrued interest receivable (including financial institutions), properties foreclosed and other assets were categorized by quality in compliance with the BoT regulations, taking into account analyses of each loan and appraisal of the financial standing of each borrower,were as follows:

(Million Baht)

	Consolidated March 31, 2006				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	558,597	-	-	558,597
Special Mention	-	14,246	-	-	14,246
Sub-Standard	-	5,426	-	-	5,426
Doubtful	-	10,861	-	-	10,861
Doubtful of Loss	3,293	39,310	1,690	749	45,042
Total	3,293	628,440	1,690	749	634,172

(Million Baht)

	Consolidated December 31, 2005				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	571,646	-	-	571,646
Special Mention	-	5,039	-	-	5,039
Sub-Standard	-	4,515	-	-	4,515
Doubtful	-	12,110	-	-	12,110
Doubtful of Loss	3,526	40,395	1,712	773	46,406
Total	3,526	633,705	1,712	773	639,716

(Million Baht)

	The Bank March 31, 2006				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	565,699	-	-	565,699
Special Mention	-	13,777	-	-	13,777
Sub-Standard	-	5,384	-	-	5,384
Doubtful	-	10,830	-	-	10,830
Doubtful of Loss	3,182	27,018	1,365	723	32,288
Total	3,182	622,708	1,365	723	627,978

(Million Baht)

	The Bank December 31, 2005				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	577,862	-	-	577,862
Special Mention	-	4,817	-	-	4,817
Sub-Standard	-	4,504	-	-	4,504
Doubtful	-	12,083	-	-	12,083
Doubtful of Loss	3,405	28,156	1,402	745	33,708
Total	3,405	627,422	1,402	745	632,974

11 SHARE CAPITAL AND EARNINGS PER SHARE

As of March 31, 2006, the calculation of basic earnings per share was based on profit attributable to ordinary shareholders of Baht 3,615 Million (2005:Baht 3,843 Million) and the weighted average number of ordinary shares outstanding during the year ended March 31, 2006 of 2,380,310,822 shares (2005 : 2,369,197,897 shares).

	Consolidated and The Bank			
	Share capital		Number of the weighted average number of ordinary shares March 31,	
	Shares	Amount (Million Baht)	2006 (Shares)	2005 (Shares)
Issued ordinary shares as of January 1, 2005	2,363,624,537	23,636		2,363,624,537
2005				
January 11 :	6,270,030	63		5,573,360
Issued ordinary shares as of March 31, 2005	2,369,894,567	23,699		2,369,197,897
Issued ordinary shares as of January 1, 2006	2,373,293,667	23,733	2,373,293,667	
2006				
January 11 :	7,894,300	79	7,017,155	
Issued ordinary shares as of March 31, 2006	2,381,187,967	23,812	2,380,310,822	

12 CAPITAL REQUIREMENTS

The ratios of capital to assets (Capital Adequacy Ratio) were calculated from the financial statements of the Bank and include the risk assets of the Bank's subsidiary asset management companies as follows:

(Million Baht)

	March 31, 2006	December 31, 2005
Tier 1 Capital		
Issued and fully paid up share capital, premiums on share capital, warrants and premiums on warrants	41,699	41,470
Legal reserves	770	770
Net income after appropriation	20,068	20,068
Total Tier 1 Capital	62,537	62,308
Tier 2 Capital		
Surplus on land revaluation	4,288	4,288
Surplus on premises revaluation	1,929	1,947
Surplus on marketable equity securities revaluation	134	134
Provision for normal assets	5,748	5,748
Subordinated debentures	20,132	20,132
Total Tier 2 Capital	32,231	32,249
Total Capital Requirements	94,768	94,557

The BoT's regulations requires that banks registered in Thailand maintain a ratio of capital funds to assets and contigencies of not less than 8.5% and that tier-1 capital must not be less than 4.25% of such assets and contigencies. Capital adequacy ratios maintained by the Bank were as follows:

	Percentage	
	March 31, 2006	December 31, 2005
Total Capital Requirements	15.07	14.47
Tier-1 Capital	9.94	9.53

13 ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral consisted of:

(Million Baht)

	Consolidated and The Bank	
	March 31, 2006	December 31, 2005
Deposits	21	79
Government bonds	1,508	6,719
State enterprise bonds	3,249	3,252
Foreign bonds	-	2,835
Total	4,778	12,885

The Bank has pledged these assets as collateral for derivatives, for electricity consumption, for court collateral and for repurchase agreements.

14 CONTINGENCIES

Contingencies consisted of:

(Million Baht)

	Consolidated					
	March 31, 2006			December 31, 2005		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	483	-	483	505	-	505
Letters of indemnity-borrowing	1	181	182	2	241	243
Other guarantees	43,072	5,815	48,887	41,799	5,872	47,671
Letters of credit	1,096	13,665	14,761	1,187	12,440	13,627
Exchange rate agreements						
Purchase agreements	16,709	151,799	168,508	15,495	144,618	160,113
Sale agreements	10,367	300,552	310,919	9,315	256,004	265,319
Interest rate agreements						
Purchase agreements	120,357	36,811	157,168	83,787	34,422	118,209
Sale agreements	120,357	36,541	156,898	83,787	30,936	114,723
Credit Default Swap	-	2,718	2,718	-	5,955	5,955
Unused credit line of overdraft	115,631	-	115,631	116,263	-	116,263
Others	1,593	5,487	7,080	774	6,298	7,072
Total	429,666	553,569	983,235	352,914	496,786	849,700

(Million Baht)

	The Bank					
	March 31, 2006			December 31, 2005		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	483	-	483	505	-	505
Letters of indemnity-						
borrowing	1	181	182	2	241	243
Other guarantees	43,057	5,705	48,762	41,787	5,748	47,535
Letters of credit	1,096	13,665	14,761	1,187	12,440	13,627
Exchange rate agreements						
Purchase agreements	16,709	151,799	168,508	15,495	144,618	160,113
Sale agreements	10,367	300,552	310,919	9,315	256,004	265,319
Interest rate agreements						
Purchase agreements	120,357	36,811	157,168	83,787	34,422	118,209
Sale agreements	120,357	36,541	156,898	83,787	30,936	114,723
Credit Default Swap	-	2,718	2,718	-	5,955	5,955
Unused credit line of						
overdraft	115,631	-	115,631	116,263	-	116,263
Others	1,593	5,487	7,080	774	6,298	7,072
Total	429,651	553,459	983,110	352,902	496,662	849,564

Under normal business operations, the Bank is a defendant in various litigation against the Bank. These include cases of wrongful acts brought against the Bank, with total claims amounting to Baht 13,623 million and Baht 9,198 million as of March 31, 2006 and December 31, 2005, respectively. The Management believes that any liability resulting from this litigation will not be material to the Bank's financial position or on the results of operations.

15 RELATED PARTY TRANSACTIONS

1. Loans and contingencies made to executive officers and to business entities where the Bank and its subsidiaries, their directors or executive officers, holds 10% or more of their paid-up capital are summarized as follows:

(Million Baht)

	Consolidated	
	March 31, 2006 End of Period	December 31, 2005 End of Year
Loans		
1. Executive officers	22	23
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital[(1)]	1,120	1,127
Total	1,142	1,150
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital	126	51
Total	126	51

(Million Baht)

	The Bank	
	March 31, 2006 End of Period	December 31, 2005 End of Year
Loans		
1. Executive officers	22	23
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital[(1)]	17,598	15,401
Total	17,620	15,424
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital	134	61
Total	134	61

[(1)] Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

2. Related Party

Relationships between the Bank and other business entities where control exists consisted of:

Company Name	Type of Relationship	% Shareholding March 31, 2006	% Shareholding December 31, 2005	Type of share	Type of Business
Phethai Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Ploy Asset Management Co., Ltd.*	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Progress Land and Buildings Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Property Development
Kasikorn Factoring Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Lending
Kasikorn Research Center Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Gunpai Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Plus Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Facilities Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Software Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Kasikorn Leasing Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Lending
Kasikorn Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Mutual Fund Management
Progress Storage Co., Ltd.	Subsidiary	99.98%	99.98%	Ordinary share	Service
Kasikorn Securities Public Co., Ltd.	Subsidiary	99.98%	99.98%	Ordinary share	Securities Business
Progress Service Support Co., Ltd.	Subsidiary	99.98%	-	Ordinary share	Service
Progress Service Co., Ltd.	Subsidiary	99.97%	99.97%	Ordinary share	Service
Progress H R Co., Ltd.	Subsidiary	99.93%	99.93%	Ordinary share	Service
Progress Appraisal Co., Ltd.	Subsidiary	99.84%	99.84%	Ordinary share	Service

* Company is in the process of liquidation.

3. Significant transactions occurring between the Bank and related parties are summarized as follows:

(Million Baht)

	The Bank	
	March 31, 2006	December 31, 2005
Loans		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.		
Beginning balance	8,925	7,440
Addition (Deduction)	(695)	1,485
Ending balance	8,230	8,925
- Ploy Asset Management Co., Ltd.		
Beginning balance	-	5,665
Deductions	-	(5,665)
Ending balance	-	-
Accrued interest receivables		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	19	13
Deposits		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	22	71
- Ploy Asset Management Co., Ltd.	-	33

(Million Baht)

	The Bank	
	For Each of the Three-Month Periods Ended March 31,	
	2006	2005
Interest income		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	56	20
- Ploy Asset Management Co., Ltd.	-	12

In March 2005, Ploy Asset Management Company Limited sold its entire assets to the Bank and Phethai Asset Management Company Limited on a mutually agreed basis as follows:

Assets sold to the Bank

(Million Baht)

Type of Assets of Ploy - AMC	Cost	Allowance for Doubtful Accounts	Book Value	Selling Price
Pass and Special mention loans	5,599	2,382	3,217	3,215

Assets sold to the Phethai - AMC

(Million Baht)

Type of Assets of Ploy - AMC	Cost	Allowance for Doubtful Accounts	Book Value	Selling Price
Investment in receivables	3,338	1,986	1,352	1,352
Doubtful loans (Non-performing loans)	2,429	1,715	714	678
Properties foreclosed	3,219	243	2,976	3,014
Other assets	33	-	33	33
Total	9,019	3,944	5,075	5,077

Ploy AMC registered its discontinuance of operation with the Ministry of Commerce on June 30, 2005 and is under the liquidation process.

Loans to Phethai Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit, pledged as collateral. As of March 31, 2006 and December 31, 2005, the pledged deposits were Baht 22 million and Baht 71 million, respectively.

As at March 31, 2006 and December 31, 2005, the Bank has provided an allowance for doubtful accounts for Phethai Asset Management Company Limited, classified as normal loans, amounting to Baht 69 million and Baht 89 million, respectively.

Income and expenses shared between the Bank, Phethai Asset Management Company Limited and Ploy Asset Management Company Limited are charged at cost, except for fee income, which is charged at market price.

The Bank has provided an allowance for doubtful accounts for related business entities using the same method as for general customers and in accordance with the BoT regulations.

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4. Additional transactions occurring between the Bank and related business entities, which are charged at market price as with other normal business or the price as stipulated in the agreement, are as follows:

4.1 Assets, liabilities and contingencies shared between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005
Loans				
Subsidiary Companies				
- Kasikorn Factoring Co., Ltd.	-	-	2,555	2,385
- Kasikorn Leasing Co., Ltd.	-	-	5,693	2,965
Other Assets				
Subsidiary Companies				
- Kasikorn Asset Management Co., Ltd.	-	-	22	23
- Kasikorn Leasing Co., Ltd.	-	-	12	10
Deposits				
Subsidiary Companies				
- Kasikorn Research Center Co., Ltd.	-	-	13	18
- Progress Appraisal Co., Ltd.	21	31	21	31
- Progress Land and Buildings Co., Ltd.	-	-	98	89
- Progress Software Co., Ltd.	19	23	19	23
- Progress Plus Co., Ltd.	7	13	7	13
- Progress Facilities Management Co., Ltd.	19	19	19	19
- Progress Service Co., Ltd.	22	24	22	24
- Progress Management Co., Ltd.	17	13	17	13
- Kasikorn Factoring Co., Ltd.	-	-	93	110
- Progress Gunpai Co., Ltd.	77	78	77	78
- Progress Storage Co., Ltd.	12	15	12	15
- Kasikorn Leasing Co., Ltd.	-	-	210	231
- Kasikorn Asset Management Co., Ltd.	-	-	110	21
Associated Companies				
- Processing Center Co., Ltd.	20	38	20	38
Interbank and Money Market Items (Liabilities)				
Subsidiary Company				
- Kasikorn Securities Public Co., Ltd.	-	-	136	518

(Million Baht)

	Consolidated		The Bank	
	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005
Other Liabilities				
Subsidiary Companies				
- Progress Software Co., Ltd.	52	33	52	33
- Progress Plus Co., Ltd.	17	19	17	19
Contingencies				
Associated Companies				
- E.S. Industry Co., Ltd.	16	16	16	16

Certain subsidiaries and associated companies have entered into 2-year building lease agreements. Rentals are charged at cost. As of March 31, 2006 and December 31, 2005, the Bank and its related parties have rental agreements with remaining tenures amounting to Baht 2 million and Baht 1 million, respectively.

In 2005, the Bank had sold government bonds to Kasikorn Securities Public Co., Ltd in the amount of Baht 3,170 million.

4.2 Revenue and expenses occurring between the Bank, its subsidiary and associated companies for each of the three-month periods ended March 31, are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	2006	2005	2006	2005
Subsidiary Companies				
Revenue:				
Interest income	-	-	91	13
Dividend income	-	3	-	152
Fee income	-	-	62	40
Other income	-	3	16	5
Expenses:				
Other expenses	247	120	288	211
Associated Companies				
Expenses:				
Other expenses	11	-	11	-

4.3 Assets, liabilities and contingencies shared between the Bank and other business entities in which the directors, key executive officers and close members of their families have significant influence were summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	March 31, 2006	December 31, 2005
Loans		
- T T & T Public Co., Ltd.	2,900	2,900
- Charoen Pokhaphand Feedmill Public Co., Ltd.	1,116	1,032
- Bangkok Glass Industry Co., Ltd.	512	592
- Dole Thailand Co., Ltd.	287	-
- Thanakorn Vegetable Oil Products Co., Ltd.	271	272
- Quality House Public Co., Ltd.	270	270
- Siam Container Pipe Co., Ltd.	227	227
- Siam Food Products Public Co., Ltd.	162	26
- Loxley Public Co., Ltd.	112	156
- Manager Media Group Public Co., Ltd.	35	35
- United Overseas Bank (Thai) Public Co., Ltd.	-	400
Deposits		
- T T & T Public Co., Ltd.	847	625
- Sermsuk Public Co., Ltd.	528	247
- Muang Thai Life Assurance Co., Ltd.	431	316
- Com - Link Co., Ltd.	183	100
- Mitsubishi Elevator Asia Co., Ltd.	79	77
- Phatra Insurance Public Co., Ltd.	79	31
- Thai British Security Printing Public Co., Ltd.	76	66
- SCB Securities Co., Ltd.	60	-
- Siam Motors Parts Co., Ltd.	50	39
- Ruam Samphant Co., Ltd.	41	27
- CS Loxinfo Public Co., Ltd.	35	19
- Smithithada Co., Ltd.	32	33
- Globex securities Co., Ltd.	31	38
- National ITMX Co., Ltd.	25	-
- Suludee Co., Ltd.	24	30
- Pruetthada Co., Ltd.	24	-
- Bangkok Glass Industry Co., Ltd.	19	82

(Million Baht)

	Consolidated and The Bank	
	March 31, 2006	December 31, 2005
Deposits		
- Nithi Thamrong Co., Ltd.	18	19
- Loxley Trading Co., Ltd.	18	-
- Ngow Hock Agency Co., Ltd.	17	24
- Charoen Pokhaphand Feedmill Public Co., Ltd.	16	12
- Trinity Securities Co., Ltd.	16	-
- Loxley Public Co., Ltd.	15	49
- The Deves Insurance Public Company Limited	15	-
- Siam Food Products Public Co., Ltd.	14	35
- Sup Wattana Co., Ltd.	13	-
- Loxley Information Services Co., Ltd.	12	20
- Phatra Real Estate Public Co., Ltd.	11	33
- Loxley International Co., Ltd.	11	-
- Point Asia Dot Com (Thailand) Ltd.	10	2
- Avant Development Co., Ltd.	10	-
- Architect 49 Co., Ltd.	10	-
- Suttawong Place Co., Ltd.	7	10
- Sermsuk Beverage Co., Ltd.	6	118
- Aspac Oil (Thailand) Co., Ltd.	6	35
Contingencies		
- Charoen Pokhaphand Feedmill Public Co., Ltd.	866	1,333
- Loxley Public Co., Ltd.	281	143
- Quality House Public Co., Ltd.	99	-
- Dole Thailand Co., Ltd.	85	125
- Bangkok Glass Industry Co., Ltd.	84	90
- Com - Link Co., Ltd.	72	72
- Yip In Tsoi & Jacks Ltd.	47	30
- Loxley Trading Co., Ltd.	43	43
- SermSuk Public Co., Ltd.	41	43
- Samart Telcom Public Co., Ltd.	41	41
- Cementhai Logistics Co., Ltd.	30	-
- Thai British Security Printing Public Co., Ltd.	25	20
- Thanakorn Vegetable Oil Products Co., Ltd.	11	17

	(Million Baht)	
	Consolidated and The Bank	
	March 31, 2006	December 31, 2005
- Siam Food Products Public Co., Ltd.	7	16

4.4 Assets, liabilities and contingencies shared between the Bank and its directors and key executive officers or the Bank's employees in which such persons have authority and responsibility for planning, directing and controlling the activities of the Bank are summarized as follows:

	(Million Baht)	
	Consolidated and The Bank	
	March 31, 2006	December 31, 2005
Loans	33	35
Deposits	1,233	1,144

16 COMMITMENTS

Capital Commitments

	(Million Baht)	
	Consolidated	
	March 31, 2006	December 31, 2005
Contracted but not provided for	3,200	2,950
Authorized but not contracted for	205	320
Total	3,405	3,270

	(Million Baht)	
	The Bank	
	March 31, 2006	December 31, 2005
Contracted but not provided for	3,182	2,976
Authorized but not contracted for	205	320
Total	3,387	3,296

Long-Term Lease Agreements

1. Lease Agreements

The Bank and its subsidiary companies have entered into land/building lease agreements for branch offices and vehicle lease agreements. The Bank and its subsidiary companies were committed to pay future rentals, which are summarized as follows:

(Million Baht)

Type of Lease Agreement	Remaining of Period	Consolidated March 31, 2006	The Bank March 31, 2006
Land/building lease agreements	April 1, 2006 – October 17, 2027	477	436
Vehicle lease agreements	April 1, 2006 – February 28, 2011	449	431
Others	April 1, 2006 – March 10, 2010	21	-
Total		947	867

(Million Baht)

Type of Lease Agreement	Remaining of Period	Consolidated December 31, 2005	The Bank December 31, 2005
Land/building lease agreements	January 1, 2006 – October 17, 2027	467	437
Vehicle lease agreements	January 1, 2006 – November 30, 2010	442	418
Others	January 1, 2006 – December 31, 2008	-	-
Total		909	855

2. Service Agreements

On November 12, 2002 the Bank entered into an Information Technology Service Agreement with IBM Thailand Co., Ltd., under which service will be provided until December 31, 2012 and for which as of March 31, 2006 and December 31, 2005, the Bank is committed to pay a total service fee of Baht 4,800 million and Baht 5,090 million respectively.

17 EVENTS AFTER THE BALANCE SHEET DATE

On April 7, 2006, the General Meeting of Shareholders of the Bank approved to pay dividends from the operating results of 2005 at the rate of Baht 1.25 per share, totaling Baht 2,976 million, which was paid on April 18, 2006.

On April 11, 2006, the Bank registered a change in its paid-up capital as a result of the increase in paid-up capital of 390,600 shares at Baht 10 par value, totaling Baht 3,906,000 from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees, except for directors. Therefore as of April 11, 2006, the Bank had total paid-up share capital of Baht 23,815,785,670.

18 THE FINANCIAL POSITIONS AND RESULTS OF OPERATIONS DIFFERENTIATED BY DOMESTIC AND OVERSEAS BUSINESS

The financial positions and results of operations differentiated by domestic and foreign business can be summarized as follows:

1. Financial Position Classified by Types of Business

(Million Baht)

	Consolidated March 31, 2006				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	881,355	40,551	921,906	(30,304)	891,602
Interbank and money market items - net (assets)	107,481	10,926	118,407	-	118,407
Investments – net	68,988	29,043	98,031	-	98,031
Loans	620,767	45	620,812	-	620,812
Deposits	724,077	4	724,081	-	724,081
Interbank and money market items (liabilities)	19,128	73	19,201	-	19,201
Borrowings	28,257	7,726	35,983	-	35,983
Contingencies	987,182	4,112	991,294	(8,059)	983,235

(Million Baht)

	Consolidated December 31, 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	826,402	43,272	869,674	(32,365)	837,309
Interbank and money market items - net (assets)	53,862	12,067	65,929	-	65,929
Investments – net	68,881	30,684	99,565	-	99,565
Loans	626,868	78	626,946	-	626,946
Deposits	687,777	4	687,781	-	687,781
Interbank and money market items (liabilities)	19,508	-	19,508	-	19,508
Borrowings	19,557	8,170	27,727	-	27,727
Contingencies	843,017	24,218	867,235	(17,535)	849,700

(Million Baht)

	The Bank March 31, 2006				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	881,976	40,551	922,527	(30,304)	892,223
Interbank and money market items-net (assets)	107,632	10,926	118,558	-	118,558
Investments - net	75,683	29,043	104,726	-	104,726
Loans	615,414	45	615,459	-	615,459
Deposits	724,759	4	724,763	-	724,763
Interbank and money market items (liabilities)	19,528	73	19,601	-	19,601
Borrowings	28,257	7,726	35,983	-	35,983
Contingencies	987,057	4,112	991,169	(8,059)	983,110

(Million Baht)

	The Bank December 31, 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	826,793	43,272	870,065	(32,365)	837,700
Interbank and money market items-net (assets)	53,801	12,067	65,868	-	65,868
Investments - net	75,383	30,684	106,067	-	106,067
Loans	621,012	78	621,090	-	621,090
Deposits	688,907	4	688,911	-	688,911
Interbank and money market items (liabilities)	19,249	-	19,249	-	19,249
Borrowings	19,557	8,170	27,727	-	27,727
Contingencies	842,881	24,218	867,099	(17,535)	849,564

2. Results of Operations Classified by Types of Business

(Million Baht)

Consolidated

For the Three-Month Period Ended March 31, 2006

	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	11,173	408	11,581	(257)	11,324
Interest expense	2,723	436	3,159	(257)	2,902
Net income (expense) from interest and dividend	8,450	(28)	8,422	-	8,422
Non-interest income (expense)	3,141	(36)	3,105	-	3,105
Non-interest expense	6,480	36	6,516	-	6,516
Income (loss) before income tax	5,111	(100)	5,011	-	5,011

(Million Baht)

Consolidated

For the Three-Month Period Ended March 31, 2005

	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	8,640	168	8,808	(69)	8,739
Interest expense	1,513	232	1,745	(69)	1,676
Net income (expense) from interest and dividend	7,127	(64)	7,063	-	7,063
Non-interest income	2,823	125	2,948	-	2,948
Non-interest expense	4,830	17	4,847	-	4,847
Income before income tax	5,120	44	5,164	-	5,164

(Million Baht)

The Bank

For the Three-Month Period Ended March 31, 2006

	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	11,125	408	11,533	(257)	11,276
Interest expense	2,726	436	3,162	(257)	2,905
Net income (expense) from interest and dividend	8,399	(28)	8,371	-	8,371
Non-interest income	2,913	(36)	2,877	-	2,877
Non-interest expense	6,240	36	6,276	-	6,276
Income (loss) before income tax	5,072	(100)	4,972	-	4,972

(Million Baht)

	The Bank				
	For the Three-Month Period Ended March 31, 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	8,291	167	8,458	(69)	8,389
Interest expense	1,511	232	1,743	(69)	1,674
Net income (expense) from interest and dividend	6,780	(65)	6,715	-	6,715
Non-interest income	2,641	125	2,766	-	2,766
Non-interest expense	4,350	16	4,366	-	4,366
Income before income tax	5,071	44	5,115	-	5,115

19 RECLASSIFICATION OF ACCOUNTS

Certain accounts in the financial statements for the three-month period ended March 31, 2005 have been reclassified to conform with the presentation in the financial statements for the three-month period ended March 31, 2006.

20 APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved for issue by the Audit Committee on May 9, 2006.

EXCELLENCE

Management Discussion and Analysis (MD&A)

For the quarter ending March 31, 2006

ธนาคารกสิกรไทย
KASIKORNBANK

เครือข่ายธนาคารกสิกรไทย KASIKORNBANKGROUP
บริการทุกระดับประทับใจ Towards Service Excellence

Executive Summary for the Management Discussion and Analysis, for the Quarter ending March 31, 2006

In the first quarter of 2006, the Bank, through KASIKORNBANKGROUP, has continued to improve business operations by using the Balanced Scorecard concept. Besides this, in order to help develop products and services that better respond to customers' needs in all targeted segments and thus raise the Bank's competitiveness, the Bank began the implementation of a new organizational structure, by introducing two new divisions, being the SME Business Division and the Capital Markets Division. The introduction of these two new divisions is also in line with our strategy to focus on the expanding opportunities in the SME segment and in the capital markets.

Regarding operating performance in the first quarter of 2006, the Bank's consolidated net income totaled Baht 3,615 million, increasing by Baht 955 million, or 35.90 percent, from the fourth quarter of 2005. Despite rising interest rate expense, the increase in the consolidated net income was due mainly to falling non-interest expense of Baht 996 million, and increasing net income from interest and dividends of Baht 219 million, particularly from loans and interbank and money market items. In this quarter, the sum of bad debts and doubtful accounts and losses on debt restructuring decreased by Baht 418 million, compared to the fourth quarter of 2005. Nonetheless, the Bank's non-interest income dropped by Baht 287 million, while corporate income tax expense rose over the previous quarter by Baht 404 million.

On the financial front, as of March 31, 2006, the Bank's total consolidated assets were Baht 891,602 million, increasing by Baht 54,293 million, or 6.48 percent, over the end of 2005, due largely to rising interbank and money market items, and securities purchased under resale agreements. However, the Bank's consolidated outstanding loans totaled Baht 620,812 million, dropping Baht 6,134 million, or 0.98 percent, from the end of 2005, in the wake of loan write-offs, as well as loan repayments. In the meantime, non-performing loans of the Bank and its asset management company equaled 8.73 percent of the total outstanding credit, decreasing from 8.88 percent at the end of 2005. Regarding total consolidated liabilities, they were reported at Baht 809,630 million, rising by Baht 50,437 million, or 6.64 percent, over the end of 2005, owing chiefly to increased deposits. As of March 31, 2006, the Bank's consolidated deposits totaled Baht 724,081 million, increasing by Baht 36,300 million, or 5.28 percent, over the end of 2005. Total consolidated shareholders' equity stood at Baht 81,972 million, up by Baht 3,856 million, or 4.94 percent higher than the end of 2005, in accordance with the Bank's profits in the first quarter of 2006. The capital adequacy ratio of the Bank and its AMC equaled 15.07 percent, with Tier-1 and Tier-2 capital accounting for 9.94 and 5.12 percent, respectively.

In the matter of the Bank's core business operations, for our corporate business, we were able to achieve higher growth in both domestic and trade finance lending. To further increase fee-based income, the Bank has developed and offered new products and services, including bundled products and new products from KASIKORNBANKGROUP subsidiaries that efficiently match with customers' needs. As for SME business operations, the Bank has continued to develop and improve our SME products for both the Bank and KASIKORNBANKGROUP subsidiaries, while an emphasis has also been placed on enhancing our reputation as a modern, customer-oriented bank. Regarding retail business operations, in addition to organizing extensive marketing campaigns, the Bank, in cooperation with

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KASIKORNBANKGROUP subsidiaries and alliance partners, has introduced a wide range of new products, while the Bank has successfully expanded alternative sales channels for our customers. In our capital markets business, due to the volatility in foreign exchange and rising interest rates during the first quarter, customers sought protection through the Bank's risk management products, which resulted in an increase in income from our currency and interest rate risk management. In terms of Treasury operations, the Bank's Central Treasury Department had total income from interest and dividends of Baht 1,790 million in the first quarter of 2006, increasing by Baht 319 million, or 21.71 percent, over the fourth quarter of 2005. This was attributed to a rising interest rate trend and excess liquidity.

With our ever-greater emphasis upon good corporate governance and ongoing implementations of related programs and campaigns, the Bank has witnessed further success in various aspects of our business. In the first quarter of 2006, the Bank was honored with the 'FinTech Asia Award – Excellence in Risk Management', at 'the FinTech Asia 2006' ceremony, held by Financial Insights (an IDC Company) for the Asia Pacific. Also, the Bank was honored with another award from Interest Magazine in its January 2006 issue, praising us as the 'Bank of the Year' for 2005.

Content

1. Overview

1.1 Economic Overview and Regulatory Changes

❑ Thailand's Economy in the First Quarter of 2006

Thai economic growth is expected to quicken to 5.3 percent, year-on-year, in the first quarter of 2006, up from 4.7 percent in the fourth quarter of 2005. This higher growth rate was caused mainly by a low-base comparison due to the aftermath of the tsunami disaster last year. Crop production also showed a year-on-year rebound as, in the previous year, they were hurt by drought and a recurrence of the bird flu epidemic. While strong export performance has given a push to the country's economic growth, domestic consumption has been hurt by several negative factors, including higher gasoline prices, high inflation, rising interest rates, and lingering political uncertainties.

Thailand Economic Growth Forecast

(Units: Year-on-year percentage change, or as otherwise indicated)

	Q1-2006	Q4-2005
Private Consumption	3.8%	4.0%
Investment	4.9%	7.9%
Private	6.4%	9.3%
Public	0.1%	3.4%
Government Consumption	5.0%	7.8%
Exports	17.9%	11.0%
Imports	5.4%	19.7%
Trade Balance (USD millions)	-224	-749
Current Account (USD millions)	1,656	911
Headline CPI Inflation	5.7%	6.0%
Gross Domestic Product (GDP)	**5.3%**	**4.7%**

Source: KASIKORN RESEARCH CENTER CO., LTD.

Commercial bank lending has also been affected by the downbeat sentiment of consumers. However, competition among banks to attract and retain deposits has intensified, as banks have been hiking their deposit rates, especially those on fixed-term accounts, following the monetary tightening trends of the Bank of Thailand and the U.S. Federal Reserve.

❑ Regulatory Changes

During the first quarter of 2006, the government introduced new regulations and directives relevant to the Bank's operations including the following:

- **Prohibiting the Processing of Information Past the Prescribed Expiry by the Committee**

On January 11, 2006, the Committee for the Protection of Credit Information issued a notification, re: "Prohibiting the Processing of Information Past the Prescribed Expiry by the Committee", effective on the same date, as an update to a previously related directive dated July 28, 2003. The essence of this amendment includes the use of expired personal credit information relative to late or default payments shown in personal credit accounts, including that for credit cards. This practice was prohibited, and such information may not be disclosed or used anytime after three years from the original posting of the data. Previously, such credit information could be maintained for up to five years. However, other details of the new notification remain unchanged from the previous directive, wherein, it was regulated that data on commercial credit account histories, or declarations of bankruptcy, could still be maintained and used for up to five years from the date of posting, or the date of a court declaration of bankruptcy.

In the matter of this notification, it is believed that the amendments to the previous related directive will help ease adverse impacts that use of such data may have on consumers and also bank customers, by providing them a greater opportunity for improvement in their financial discipline.

- **Credit Information Business Act (Second Amendment), B.E. 2549**

On February 23, 2006, the 2nd Amendment of the Credit Information Business Act, as an update to the Credit Information Business Act, B.E. 2545, was officially published in the 123rd Issue of the Royal Gazette, in Chapter 18 Kaw., coming into effect on February 24, 2006. The essence of this amendment is summarized in the following:

- *A more concise definition of the term, "credit", and of "members/ customers" of credit information companies*, wherein it was specifically noted that these terms would not include payments relative to insurance of any kind. In addition, the definition of "financial institutions" was also amended from including insurance companies to allow non-life insurance companies in the group.

- *An extension of the deadline for submitting data to credit information companies and notices to credit data owners*, providing an additional 15 days over and above the previous limit to transmit such notices, under prerequisites and qualifications approved by the Committee for the Protection of Credit Information. Previously, it was required that credit information must be reported to credit information companies, and then to the data owners within 30 days from the date of submittal.

- *A reduction in criminal penalties* for unlawful input of credit data to credit

information companies, or untimely submittals of credit information to other parties, or use of credit information in any manner other than that set by law.

This amendment should make the reporting of credit information disclosed to bank customers and reported to credit information companies more flexible for commercial banks.

1.2 Direction of Business Operations

The Bank, through KASIKORNBANKGROUP, has continued to improve business operations by using the Balanced Scorecard concept as a tool to achieve our goals with efficiency and effectiveness. Also, to enhance opportunities and potential growth, the Bank continues to pursue and closely monitor the strategic programs that have been implemented.

On January 1, 2006, the Bank began the implementation of a new organizational structure that, we believe, will help us develop products and services that better respond to customers' needs in all targeted segments, thus raising the Bank's competitiveness, as well as enhancing our ability to maintain market leadership in a sustainable way. In so doing, two new divisions, the SME Business Division and the Capital Markets Business Division, were established by being spin-offs from former business units, while the introduction of these two new divisions is also in line with our strategy to focus on the expanding opportunities in the SME segment and in the capital markets.

Consequently, the Bank is now structured into 10 business divisions. The Bank's divisions, having had their service responsibilities altered by this restructuring, are as follows:

Division	Customers and Responsibility
1. Corporate Business Division	Provides services to corporate customers with sales volumes over Baht 400 million per annum. Services are provided through the Multi-Corporate Business segment, serving corporate customers with sales volumes over Baht 5,000 million per annum; and the Large Corporate Business segment, serving corporate customers with sales volumes over Baht 400-5,000 million per annum.
2. SME Business Division	Provides services to SME customers with sales volumes of Baht 400 million or less per annum. Customers are divided into: Medium-Enterprise Customers (sales volumes of Baht 50-400 million per annum); Small-Enterprise Customers (sales volumes of Baht 10-50 million per annum); and Micro-Business Customers (sales volumes below Baht 10 million per annum).
3. Retail Business Division	Provides services to retail customers in three groups: Mass Customers (with monthly income below Baht 15,000); Middle-Income Customers (with monthly income of Baht 15,000-100,000); and Signature

Division	Customers and Responsibility
	Customers (with monthly income above Baht 100,000, or deposits/investments in unit trusts of Baht 5 million or more).
4. Capital Markets Business Division	Provides corporate finance and capital markets business products and services, as well as conducts trading. Capital market research and industrial analysis research are also provided to customers.
5. Finance and Control Division	The Central Treasury Department is now responsible for managing transactions exclusively for the Bank (i.e., the Banking Book).

For the remaining divisions – Corporate Secretariat Division, Compliance and Audit Division, Credit Management Division, Systems Division and Human Resources Division – their responsibilities and scopes of operations remain unchanged.

During 2006, the Bank will be placing ever-greater emphasis upon good corporate governance, in continuation from past efforts, as a public company listed on the Stock Exchange of Thailand (SET). Ongoing programs and campaigns are proceeding to instill internationally recognized standards of good corporate governance within the organization, which are also in accordance with the guidelines and programs set by the SET. These SET-initiated programs include the Corporate Governance - Report on the Observance of Standards and Codes (CG-ROSCs). Our standards are also consistent with those of the Bank of International Settlement (BIS) concerning risk management, wherein we must maintain a thorough understanding of our customers in order to serve them appropriately. We realize that we must be efficient, while accountable to society for risks, so that our nation and all our stakeholders will receive sustainable benefits, overall.

In addition to the above, the Bank has been honored with the 'FinTech Asia Award – Excellence in Risk Management', at 'the FinTech Asia 2006' ceremony, held on March 24, 2006, by Financial Insights (an IDC Company) for the Asia Pacific, which is a global financial services research and advisory firm. Also, in the first quarter of 2006, the Bank was honored with another award from Interest Magazine in its January 2006 issue, praising us as the 'Bank of the Year' for 2005.

ทพ

2. Operating Performance and Financial Position Analysis

2.1 Operating Performance

Operating Performance

(Unit: Million Baht)

	Q1-2006	Q4-2005	Change	Q1-2005	Change
Income from interest and dividends	11,324	10,363	961	8,739	2,585
Interest expense	2,902	2,160	742	1,676	1,226
Net income from interest and dividends	8,422	8,203	219	7,063	1,359
Bad debts and doubtful accounts (Reversals)	490	238	252	(109)	599
Loss on debt restructuring	560	1,230	(670)	394	166
Non-interest income	3,104	3,391	(287)	2,948	156
Non-interest expense	5,465	6,461	(996)	4,562	903
Income tax expense	1,397	993	404	1,301	96
Minority interests in net income	1	(12)	13	(20)	21
Net Income	**3,615**	**2,660**	**955**	**3,843**	**(228)**

The Bank's Consolidated Net Income



4,000
3,000
2,000
1,000
-
Net Income (Million Baht)
40.00
20.00
0.00
-20.00
-40.00
Change (Percent)
Q4-2005
Q1-2006

For the first quarter of 2006, the Bank's consolidated net income totaled Baht 3,615 million, increasing by Baht 955 million, or 35.90 percent, over the fourth quarter of 2005. This followed a decrease in non-interest expense of Baht 996 million, due mainly to decreases in personnel expense of Baht 457 million, other operating expenses of Baht 335 million, and fee and service expenses of Baht 249 million. Meanwhile, net income from interest and dividends rose by Baht 219 million. Despite a Baht 742 million increase in interest expense, particularly from deposits and short-term borrowing, the growth in the overall net income from interest and dividends was due to increasing interest income from loans, as well as interbank and money market items. Also, in this quarter, the sum of bad debts and doubtful accounts and losses on debt restructuring decreased by Baht 418 million from the level of the fourth quarter of 2005. Nonetheless, the Bank's non-interest income fell by Baht 287 million, while corporate income tax expenses rose

over the previous quarter by Baht 404 million.

The Bank's consolidated net income decreased by Baht 228 million, or 5.93 percent, compared to the same quarter of last year. This was because the Bank and its subsidiaries set aside allowances for doubtful accounts and incurred losses on debt restructuring totaling Baht 1,050 million in this quarter, up by Baht 765 million over the same period of last year. Also, the Bank's non-interest expense rose by Baht 903 million. Nevertheless, interest and dividend income increased by Baht 1,359 million in this quarter, due to higher interest income from loans, and also interbank and money market items. Likewise, non-interest income rose by Baht 156 million, due to an increase in gains on exchange and fee income.

Income Structure

(Unit: Million Baht)

	Q1-2006	Q4-2005	Change		Q1-2005	Change	
			Million Baht	Percent Change		Million Baht	Percent Change
Interest and dividend income							
1. Loans	9,371	8,842	529	5.98	7,323	2,048	27.96
1.1 Loans	3,921	3,793	128	3.37	3,452	469	13.59
1.2 Overdrafts	2,593	2,473	120	4.85	2,211	382	17.28
1.3 Bills	2,857	2,576	281	10.91	1,660	1,197	72.11
2. Interbank and money market items	894	629	265	42.13	522	372	71.24
2.1 Deposits	780	514	266	51.75	367	413	112.77
2.2 Loans	56	57	(1)	(1.75)	9	47	522.22
2.3 Securities purchased under resale agreements	58	58	0	0.00	146	(88)	(60.27)
3. Hire purchase and financial lease income	58	12	46	383.33	4	55	1,350.00
4. Investments	1,001	880	121	13.75	890	111	12.47
Total interest and dividend income	11,324	10,363	961	9.27	8,739	2,585	29.59
Non-interest income							
1. Fee and service income							
1.1 Acceptances, avals, and guarantees	188	183	5	2.73	160	28	17.50
1.2 Others	2,197	2,301	(104)	(4.52)	2,174	23	1.06
2. Gains on exchange	289	310	(21)	(6.77)	207	82	39.61
3. Other income	430	597	(167)	(27.97)	407	23	5.65
Total non-interest income	3,104	3,391	(287)	(8.46)	2,948	156	5.29
Total income	14,428	13,754	674	4.90	11,687	2,741	23.46

Diversification of Income



100.00%
90.00%
80.00%
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
2.98%
2.00%
16.53%
6.94%
0.40%
6.20%
64.95%
4.35%
2.25%
18.06%
6.40%
0.09%
4.57%
64.28%
3.48%
1.77%
19.97%
7.62%
0.03%
4.46%
62.66%
Q1-2006
Q4-2005
Q1-2005
Other Income
Gains on Exchange
Fee and Service Income
Income from Investments
Hire Purchase and Financial Lease
Income from Interbank and Money Market Items
Income from Loans

❑ Net Income from Interest and Dividends

For the first quarter of 2006, the Bank's consolidated net income from interest and dividends equaled Baht 8,422 million, increasing by Baht 219 million, or 2.67 percent, over the fourth quarter last year. This was due to a Baht 529 million increase in interest income from loans, in tandem with rising lending rates. In addition, income from interbank and money market items rose by Baht 265 million, due primarily to the Bank's liquidity management policy that has resulted in rising time deposits with foreign financial institutions that provide higher yields.

Compared to the same period of last year, consolidated net interest and dividend income rose by Baht 1,359 million, or 19.24 percent. This was primarily due to an increase in interest and dividend income of Baht 2,585 million, resulting from rising lending and money market rates. Meanwhile, interest expense was up by Baht 1,226, because of increasing interest expense on deposits in line with rising deposit rates. Also, interest expense on the Bank's borrowing increased, as the Bank issued additional short-term debentures and transacted more financial derivatives in this quarter.

❑ Provisions for Allowance for Doubtful Accounts and Losses on Debt Restructuring

As of the end of March 2006, the Bank and its subsidiaries set aside allowances for doubtful accounts and incurred losses on debt restructuring totaling Baht 1,050 million, a decrease of Baht 418 million from the previous quarter. This is a consequence of easing losses on debt restructuring of Baht 670 million, when compared to the quarter before. Meanwhile, the Bank's allowance for doubtful accounts rose by Baht 252 million.

In comparison to the same quarter of the prior year, the Bank's consolidated allowance for doubtful accounts and losses on debt restructuring increased by Baht 765 million, due to the Bank's new provisioning policy introduced in the third quarter of 2005. Under the new policy, provisions for non-performing loans are being specifically determined by the nature of loans and related factors, such as debt servicing ability, fair value of collateral, default history and loss severity. Provisioning on performing loans is assessed based upon general factors, such as default history and loss severity, credit risk, economic conditions, and management experience. For corporate loans, provisioning is determined on a case-by-case basis, while provisioning for retail loans is determined on portfolio basis with similar risk characteristics.

❑ Non-interest Income

In the first quarter of 2006, the Bank's consolidated non-interest income totaled Baht 3,104 million, decreasing by Baht 287 million, or 8.46 percent, from the last quarter of 2005. This was due largely to a drop in fee and service income of Baht 100 million, or 4.02 percent, mostly from falling underwriting and securities brokerage fees. Other income also dropped by Baht 167 million, or 27.97 percent, as a result of decreasing gains on the sale of foreclosed properties.

However, in comparison to the same quarter of last year, the Bank's consolidated non-interest income rose by Baht 156 million or 5.29 percent, due to increases in gains on exchange totaling Baht 82 million, or 39.61 percent, and in fee income of Baht 51 million, or 2.19 percent.

❑ Non-interest Expense

The Bank's consolidated non-interest expense for the first quarter of 2006 was Baht 5,465 million, decreasing by Baht 996 million, or 15.42 percent, from the last quarter 2005. This was due mainly to a drop in personnel expense of Baht 457 million, or 19.34 percent, following a decrease in provisioning for bonuses and severance payments for retiring staff, in accordance with Thai Accounting Standard No. 53, on 'Provision, Contingent Liabilities and Contingent Assets'. Besides this, other expenses fell by Baht 335 million, or 36.22 percent, while fee expense was also down by Baht 250 million, or 30.01 percent, due to a substantial over-quarter decrease in attorney fees paid for litigation.

When compared to the same quarter of last year, the Bank's consolidated non-interest expense rose by Baht 903 million, or 19.79 percent, as a result of increases in personnel expense of Baht 388 million, or 25.55 percent; fee and service expense of Baht 201 million, or 52.49 percent; as well as premises and equipment expense of Baht 199 million, or 20.27 percent.

2.2 Financial Position Analysis

Financial Position

(Unit: Million Baht)

	Mar. 31, 2006	Dec. 31, 2005	Change	
			Million Baht	Percent Change
Assets	**891,602**	**837,309**	**54,293**	**6.48**
Liabilities and Shareholders' Equity				
- Total liabilities	809,630	759,193	50,437	6.64
- Total shareholders' equity	81,972	78,116	3,856	4.94
Total Liabilities and Shareholders' Equity	**891,602**	**837,309**	**54,293**	**6.48**

❑ Assets

As of the first quarter of 2006, the Bank's total consolidated assets were Baht 891,602 million, increasing by Baht 54,293 million, or 6.48 percent, over the end of 2005. The items having significant changes are as follows:

- Interbank and money market items (on the asset side), as of March 31, 2006, totaled Baht 118,407 million, increasing by Baht 52,478 million, or 79.60 percent, over the end of 2004, due mainly to the Bank's liquidity management policy that resulted in rising time deposits with foreign financial institutions that provide higher yields.
- Securities purchased under resale agreements, as of the end of March 2006, totaled Baht 10,800 million, increasing by Baht 1,300 million, or 13.68 percent, over the end of 2005, due largely to the Bank's liquidity management, aiming for higher returns.
- Loans, as of March 31, 2006, were at Baht 620,812 million, decreasing by Baht 6,134 million, or 0.98 percent, from the end of 2005. The decrease in loans was largely due to loan write-offs totaling Baht 1,624 million, as well as loan repayments.

❑ Liabilities and Shareholders' Equity

Total consolidated liabilities of the Bank, as of March 31, 2006, were Baht 809,630 million, increasing by Baht 50,437 million, or 6.64 percent, over the end of 2005. Consolidated liabilities that changed significantly are as follows:

- Deposits, as of March 31, 2006, were Baht 724,081 million, increasing by Baht 36,300 million, or 5.28 percent, over the end of 2005, due mainly to rising fixed-term deposits, following an upward adjustment in the Bank's deposit rates.
- Borrowing, as of March 31, 2006, totaled Baht 35,983 million, increasing by Baht 8,256 million, or 29.78 percent, over the end of 2005. Most of this increase was in short-term borrowing, as the Bank issued short-term debentures to enhance the flexibility and variety of funding structure

management, as well as to provide more alternatives in investments to the public and the Bank's depositors. Furthermore, the Bank also transacted a greater number of financial derivatives in this quarter.

- Other liabilities, as of March 31, 2006, totaled Baht 18,324 million, increasing by Baht 3,943 million, or 27.42 percent, over the end of 2005. The increase in other liabilities was due mainly to a rise in accrued interest payable items, reflecting the Bank's higher interest rates and increasing deposits.

As of March 31, 2006, total consolidated shareholders' equity was Baht 81,972 million, increasing by Baht 3,856 million, or 4.94 percent, over the end of 2005, due to the Bank's profits in the first quarter of 2006.

❑ Investments

The Bank's and subsidiaries' investments in securities consist of trading investments, available-for-sale investments, debt instruments held to maturity, and investments in subsidiaries and associated companies. A review of investments is carried out when there is a factor, as determined by accounting standards, indicating that an investment might have become impaired. Investments in securities, classified by the type of investment, as of the end of March 2006, are shown below:

Investments

(Unit: Million Baht)

Type of Investments	Mar. 31, 2006	Percent	Dec. 31, 2005	Percent	Mar. 31, 2005	Percent
Debt Instruments	**91,704**	**93.55**	**92,402**	**92.81**	**104,391**	**91.80**
Government and State Enterprise Securities						
• Trading Investments	3,090	3.15	1,155	1.16	8,487	7.46
• Available-for-sale Investments	35,145	35.85	26,125	26.24	32,240	28.53
• Held-to-maturity Investments	16,727	17.06	21,708	21.80	25,239	22.20
Private Enterprise Debt Instruments						
• Available-for-sale Investments	1,786	1.82	2,178	2.19	2,496	2.20
• Held-to-maturity Investments	181	0.18	223	0.22	237	0.21
Foreign Debt Instruments						
• Available-for-sale Investments	26,427	26.96	27,522	27.64	23,271	20.47
• Held-to-maturity Investments	8,348	8.52	13,491	13.55	12,421	10.92
Equity Securities	**6,327**	**6.45**	**7,163**	**7.19**	**9,319**	**8.20**
Trading Investments	241	0.25	-	-	-	-
Available-for-sale Investments	1,134	1.16	1,086	1.09	1,421	1.25
General Investments	4,480	4.57	5,626	5.65	7,440	6.55
Investments in Subsidiary and Associated Companies	472	0.48	451	0.45	458	0.40
Total Investments – Net	**98,031**	**100.00**	**99,565**	**100.00**	**113,710**	**100.00**

❑ Liquidity

Cash and cash equivalents, according to the Bank's consolidated financial statement at the end of March 2006, totaled Baht 14,103 million, decreasing by Baht 810 million from the end of 2005, due to the following activities:

- Net cash used in operating activities totaled Baht 2,097 million, as a result of changes in key operating assets and liabilities. Interbank and money market items (on the asset side) and securities purchased under resale agreements increased by Baht 52,478 million and 1,300 million, respectively, despite a Baht 6,055 million drop in loans. At the same time, deposits and short-term borrowing showed increases of Baht 36,299 million and 8,700 million, respectively, with demand liabilities rising by Baht 1,091 million.
- Net cash from investment activities was Baht 1,072 million. This amount comprised cash received from the disposal of available-for-sale investments, totaling Baht 8,413 million, cash received from the redemption of debt instruments held to maturity totaling Baht 9,933 million, cash payments for available-for-sale investments of Baht 16,154 million, and cash payments for debt instruments held to maturity of Baht 685 million.

❑ Capital Expenditures

To enhance service efficiency, during the first quarter of 2006, the Bank's capital expenditures were primarily for information technology (IT), totaling Baht 459 million. Capital expenditures in other fixed assets were Baht 109 million.

2.3 Capital Requirements and Credit Ratings

❑ Capital Funds

As of March 31, 2006, the Bank and its subsidiary companies had a capital base of Baht 94,768 million, comprising Tier-1 capital totaling Baht 62,537 million, and Tier-2 capital totaling Baht 32,231 million. The capital adequacy ratio of the Bank and the Phethai AMC, equaled 15.07 percent, significantly above the BOT's minimum requirement of 8.50 percent. Details of the capital adequacy ratio of the Bank and our AMC are as follow:

Capital Adequacy Ratio *

(Unit: Percent)

Capital Funds **	Mar. 31, 2006	Dec. 31, 2005	Sep. 30, 2005	Jun. 30, 2005	Mar. 31, 2005
Tier-1 Capital	9.94	9.53	9.58	8.50	7.90
Tier-2 Capital	5.12	4.93	4.93	5.00	5.19
Total Capital Requirements	**15.07**	**14.47**	**14.51**	**13.50**	**13.09**

Note: * These ratios do not include the net profits of each accounting period. According to BOT regulations, the net profits for the first half of the year shall be included in capital, after approval by the Bank's Board of Directors. The net profit for the second half of the year shall be included in capital, after approval by a General Meeting of Shareholders. However, if there is a net loss, the loss must be deducted from capital immediately.

** Based on risk assets of the Bank and its AMCs. However, from the first quarter of 2006 onward, only risk assets of the Bank and the Phethai AMC are included into calculations, as the Ploy AMC has been closed down and is being liquidated.

Capital Adequacy Ratio

(Including the net profit of each accounting period)

(Unit: Percent)

Capital Funds	Mar. 31, 2006	Dec. 31, 2005	Sep. 30, 2005	Jun. 30, 2005	Mar. 31, 2005
Tier-1 Capital	11.53	10.50	10.14	9.71	9.80
Tier-2 Capital	5.12	4.93	4.93	5.00	5.19
Total Capital Requirements	**16.65**	**15.43**	**15.07**	**14.71**	**14.99**

❑ Credit Ratings

At the end of March 2006, the Bank's credit ratings as rendered by Moody's Investor Services, Standard & Poor's, and Fitch Ratings remained unchanged from the end of December 2005. Details are shown in the following table.

Credit Ratings Agency	March 31, 2006
Moody's Investors Services * **	
Long-term - Debt	n.a.*
- Subordinated Debt	Baa2
- Deposits	Baa1 **
Short-term - Debt/Deposits	P-2
Outlook	Stable
Bank Financial Strength Rating (BFSR)	D
Outlook for BFSR	Positive
Standard & Poor's * **	
Long-term - Debt	BBB
- Subordinated Debt	BBB-
Bank Fundamental Strength Rating (BFSR)	C
Short-term - Debt/Deposits	A-2
Outlook	Stable
Fitch Ratings * **	
International credit ratings	
Long-term - Debt	BBB+
- Subordinated Debt	BBB
Individual	C
Support	2
Short-term - Debt/Deposits	F2
Outlook	Stable
National credit ratings	
Long-term - Debt	AA(tha)
- Subordinated Debt	AA-(tha)
Short-term - Debt/Deposits	F1+(tha)
Outlook	Stable

Note: * Moody's Investor Services does not assign ratings to the Bank's long-term debt.
** Long-term deposits are rated only by Moody's Investor Services.
*** The base levels for investment grade on long-term credit ratings for Moody's Investors Services, Standard & Poor's, and Fitch Ratings are Baa3, BBB- and BBB- respectively. For short-term credit ratings, the base levels for investment grade for these three agencies are P-3, A-3, and F3, respectively.

3. Operations of Core Businesses

As a result of organizational restructuring, the Bank's core business operations are divided into five groups under the supervision of the following divisions:

- Corporate Business Operations, under the Corporate Business Division
- SME Business Operations, under the SME Business Division
- Retail Business Operations, under the Retail Business Division
- Capital Markets Business Operations, under the Capital Markets Business Division
- Treasury Operations, under the Finance and Control Division

3.1 Corporate Business Operations

❑ Changes in the Operating Environment

Investment activities cooled in the first quarter, as a result of several negative factors, including high inflation, rising oil prices and political uncertainties. Still, the economy witnessed growth in employment, while commercial bank loans continued to grow, especially those related to international trade, which continued to register a strong over-year performance. Meanwhile, the Bank of Thailand has announced a new guideline, to become effective on April 3, 2006, for fees on collection and payment services. The objective of this guideline is to better reflect banks' operating costs in these services, and to be in line with international payment standards. As a result, more customers are likely to switch from conventional check payments to electronic payment channels, leading to more products and services being offered by commercial banks in this area in the near future. As for bancassurance business, banks and other financial institutions have shifted their focus to corporate customers, following the increasingly intense competition in the retail segment.

❑ Business Operations in the First Quarter

The Bank's Corporate Business Operations during the first quarter of 2006, classified by customer segment and product group, are summarized as follows:

Customer Segment

- **Multi-Corporate Business**

During the first quarter of 2006, the Bank proceeded with our plan to increase fee-based income from the money and capital markets. This was achieved using end-to-end products covering all aspects of customers' supply chains. Our product range includes various loan facilities, cash management, as well as foreign exchange and financial advisory services. Furthermore, the Bank has conducted thorough research on customers' needs in financial products and services. These studies will help us to develop new products and services, as well as expand our customer base and further increase fee-based income. Beside this, bank/customer relationships have been fostered via various activities, including seminars and workshops.

- **Large Corporate Business**

In the first quarter of 2006, the Bank achieved continued growth in income, most notably in interest income, which was due to satisfactory loan extension, particularly in trade finance. To further increase fee-based income, the Bank, through KASIKORNBANKGROUP, is expanding business and customer bases into the securities business via KASIKORN SECURITIES PCL., and leasing business via KASIKORN LEASING CO., LTD. In addition, the Bank's wide range of end-to-end products and services – covering working capital financing, capital expenditure loans and trade finance, as well as cash management and foreign exchange services – has enabled us to meet the needs of customers in targeted segments.

Product Groups

- **Domestic Credit Products and Letters of Indemnity-Borrowing**

Through constant improvements in our existing credit products, as well as the introduction of new products that meet customers' needs under changing economic conditions, the Bank was able to achieve higher growth in domestic lending in the first quarter of 2006. A notable example of this was a revolving fund product for gasoline stations, while the Bank also participated in the "Energy Conservation-Revolving Fund Project", with the approval of the Department of Alternative Energy Development and Efficiency. The Bank, in cooperation with foreign bank branches, has also provided loan facilities for foreign direct investors operating in the country. Furthermore, our work and credit procedures have been upgraded and streamlined for higher operational efficiency and better service.

- **Trade Finance**

In the first quarter of 2006, the Bank's trade finance lending, both for imports and exports, continued to register broad-based growth in all key industries. As for fee-based income, we expect that its growth for the whole year will meet the target, following an expansion in the underlying business volume.

- **Cash Management**

In response to the BOT's new guideline on collection and payment fees, the Bank has implemented several promotional activities through direct marketing, aimed at increasing our payment and fund transfer transaction volume through "K-SurePay" services. The Bank has also developed products specifically designed for large corporate customers with trading partners, while our services through branch and electronic channels should result in higher operational efficiency for our customers. Also of note is the Bank's "Payroll Plus" service, which is a bundled product providing payroll and personal accident insurance services. A pilot project for this Payroll Plus service has been operating since March 2006. The Bank has also adjusted our special saving and fixed-term deposit rates, in tandem with the rising interest rate trend and increasingly competitive market conditions.

- **Securities Services**

In the first quarter of 2006, the Bank's securities services enjoyed satisfactory growth, especially in registrar services for unit trusts and debentures. In addition, we witnessed continuing growth in custodial services for mutual funds, especially short-

term funds. As for the Bank's custodial services for provident funds, we have maintained our leadership in terms of market share. The Bank has also improved procedures for proxy voting, enabling us to better meet customers' custodial service needs for funds. As for our K-Agency services, in which the Bank operates as a syndicated loan agency, as well as a collateral agency for syndicated loan programs and as a bondholder representative, we have been able to retain our customer base. However, potential growth in new customers has been affected by lingering political uncertainties and declining investment sentiment.

- **Bancassurance Services**

In the first quarter of 2006, the Bank was in the process of preparing to offer new insurance products that will be bundled with other more conventional Bank products. Examples include life insurance products that will come with our loan facilities, and the "Payroll Plus" service, wherein group accident insurance products are offered along with the Bank's payroll services. After a pilot project launched in March 2006, the Bank plans to officially introduce this Payroll Plus service to the public early in the second quarter. In addition, other bundled products are already in the pipeline, such as property insurance products that will be offered with the Bank's long-term loan products, and marine insurance products that will be offered with trade finance services.

3.2 SME Business Operations

❑ Changes in the Operating Environment

Competition has remained intense for SME loan products as commercial banks and other loan providers have continued to aggressively expand their customer bases. Meanwhile, the Bank has set clear directions for this business, with an emphasis on continuously extending our own customer base, maintaining cordial relationships with current customers, as well as introducing new sales and service channels to customers for a better service coverage.

❑ Business Operations in the First Quarter

During the first quarter of 2006, the Bank, with an objective of meeting customers' needs in all segments, has continued to develop and improve our SME products for both the Bank and KASIKORNBANKGROUP subsidiaries. For example, to facilitate funding for liquidity and business expansion of small-enterprise customers, the Bank has offered such innovative products as "Klean Credit", which is a non-collateralized loan product, and "K-Max", which offers credit lines exceeding the customer's collateral value. For medium-enterprise customers, we have offered "O/D Plus", which is an overdraft facility combined with cash management services. Besides this, other new products and services are also in the pipeline, and will be launched throughout the rest of this year.

At the same time, focus has been placed on fostering bank/customer relationships through various marketing programs, which, we believe, will enhance our reputation as a modern, customer-oriented bank. Among our marketing campaigns, there were seminars and mass-marketing events organized for micro-business customers, with plans to further organize such activities nationwide.

3.3 Retail Business Operations

❑ Changes in the Operating Environment

During the first quarter of 2006, competition in credit card business remained intense, with aggressive pricing, installation of Electronic Data Capture (EDC) machines, and the offering of bundled products being used as main strategies to increase market share of card-accepting stores. Meanwhile, holiday season spending, as well as tourism promotion activities by both the government and private sectors targeting more at local consumers, resulted in continued growth in spending through credit cards during the first quarter. At the same time, card providers have shifted their focus to higher-income customers, with the aim of expanding their customer bases and transaction volumes. Meanwhile, the competition in sales of mutual funds, especially those investing in the government short-term fixed-income securities, remained strong due to their low risk, despite heightened competition from rising bank deposit rates.

In the area of deposit and fee-based income, deposit competition between large commercial banks has intensified. In the foreign exchange business, although it has been affected by lower-than-expected growth in foreign tourists, as a result of the prolonged political unrest, additional foreign exchange booths were set up, and additional services, such as fund transfers, have been offered. For electronic banking services, commercial banks have continued to upgrade their products and services provided through this channel, aiming to promote their image as total financial solutions providers. Meanwhile, communications service providers, by offering payment services via mobile phones, have played a more prominent role as commercial banks' indirect competitors.

❑ Business Operations in the First Quarter

During the first quarter, the Bank's progress in product and service developments includes the following:

- **Consumer Loans**

Amid heightened competition to grasp a greater market share in housing loans, the Bank has moved forward with the launch of several promotional campaigns, including setting up booths at exhibitions and promoting our services through various marketing activities. A book titled "La Maison", offering numerous privileges to the Bank's customers, has been distributed to our Home Smile Club members.

- **Credit Cards**

During the first quarter, the Bank continued to organize various marketing campaigns to encourage credit card spending. Our K-mPay services have also been made ready for KBank credit card payments via mobile phones. In the area of card-accepting business, EDC machines have been installed for merchants at various trade fairs, while the number of EDC-equipped stores ready for chip-embedded credit cards has increased.

- **Deposits and Fee-based Income**

During the first quarter, the Bank, in cooperation with KASIKORN ASSET MANAGEMENT CO., LTD., launched two mutual funds investing in government

short-term fixed-income securities, plus a short-term, open-ended fund investing in the public sector's fixed-income securities and the Bank's short-term debentures.

In the Bancassurance business, the Bank has introduced KBank UL-1, which is a universal life insurance product providing a balance between investment, savings and life insurance, as well as guaranteeing a minimum return, while customers can also select their own investment profile. Meanwhile, the Bank's pilot project for cross-selling personal accident insurance products has received great response from customers. The Bank has also been in the process of developing products and streamlining our cross-selling procedures for faster and more convenient service. In cooperation with the Bank's alliance partners, alternative sales channels have also been improved. A notable example was Ruang Khao Pithaksin, a property insurance product, in which the ratio of subscriptions to approved housing loans was as high as 75.00 percent.

Amid heightened interest rate competition, the Bank has introduced an eight-month fixed deposit product, offering an interest rate of 4.50 percent per annum. Promotional activities targeted at customers opening new accounts, as well as for existing K-ATM customers, have been launched for the Bank's Flex-c debit cards and K-mAlert service. Card issuing procedures have also been improved for greater efficiency.

In the foreign exchange activities, the Bank has set up five additional foreign exchange booths, bringing the total to thirty-nine, as of the first quarter of 2006. Moreover, the Bank has extended sales channels for drafts and travelers' checks at branches with adequate sales potential.

- **Electronic Banking Services**

1. K-ATM and K-CDM

The number of the Bank's ATM machines was 2,302 units as of March 31, 2006, all of which have been upgraded for a more striking image. The Bank's Cash Deposit Machines, as of the first quarter of 2006, totaled 124 units.

2. Internet Banking

The number of users of the Bank's K-Cyber Banking service for individual customers increased 11.24 percent over the previous quarter, while our K-Biznet Banking service for small-business customers, registered a growth rate of 6.73 percent. To achieve the highest security standards for our K-Cyber Banking service, the Bank was the first to implement the Two-Factor Authentication technology, featuring One-Time Password (OTP). K-Biznet service has also introduced a new feature for confirming customers' transactions via e-mail on their fund transfers and payments on goods and services, as well as taxes.

3. K-mPay

During the first quarter, the Bank's K-mPay service enjoyed a 35.82 percent growth over the previous quarter. The Bank has also been improving our information systems for better service coverage and a rising volume of transactions.

4. K-Payment Gateway

The Bank's payment service for online businesses has recorded a growth of 25.74 percent over the previous quarter in the number of stores using our services. The Bank was also the first to implement the "Fraud Warning Traffic Light" system. In addition, the Bank has upgraded our level of security in accordance with "Verified by VISA" and "Master Card SecureCode" standards, now covering transactions via mobile phones. The "Direct Message" debit system has also been deployed, which will

help us provide better service to large corporate vendors, paving the way for further business extension into this customer segment.

- **K-Contact Center**

In the first quarter of 2006, the Bank set up PROGRESS SERVICE SUPPORT CO. LTD., to prepare staff for the Bank's sales and service operations via telephone, fax, e-mail and conventional postal channels. Also, services at K-Contact Center have been further improved. For example, customers are now able to set their phone codes via an automatic system, thus improving their transaction security through the Bank's various channels. Besides this, credit card customers can now request a temporary credit limit increase, while a compliance service has also been provided.

3.4 Capital Markets Business Operations

❑ Changes in the Operating Environment

During the first quarter of 2006, the Thai government bond yield curve flattened due to a decline in the medium- to long-term yields since late 2005 after concerns about inflation both at home and abroad had eased. However, yields of government securities with maturities less than one year have continued to rise, in tandem with the BOT's benchmark rate. Although the flattened yield curve should have encouraged issuance of long-term corporate debentures, new supply activities were rather subdued, since most of the IPOs were completed in late 2005.

For foreign exchange activities, volatility has ruled the markets. At the same time, the Baht has moved without a clear direction. While the Baht has been under pressure from the lingering political uncertainties, the Baht has gained support from an expectation that the U.S. Dollar may revert to a downward trend after the Federal Reserve is done with the interest rate tightening. Besides this, expectation of another possible revaluation of the Chinese Renminbi has lent support to the Baht. Meanwhile, the volatility of foreign currencies has posed risks for customers with foreign exchange exposures, either on the revenue or the expenditure side.

❑ Business Operations in the First Quarter

The Bank has made operational progress in various programs for customers and in products, as follows:

- **Corporate Finance**

Despite a slowdown in corporate debenture supplies in the first quarter of 2006 after successful issuances in late 2005, the Bank has retained our leading position as a top underwriter of debentures. The Capital Markets Business Division also successfully underwrote the issuance of the Bank's debentures and "Ksmart Note" with a maturity of 1 year and 11 months.

- **Currency and Interest Rate Risk Management Products**

Due to the volatility in foreign exchange during the first quarter, customers sought protection through the Bank's risk management products, which resulted in an increase in income from currency risk management. Similarly, the rising trend of interest rates, which has prompted corporate customers to hedge their interest rate risks, has resulted in a rise in our income from interest rate risk management.

3.5 Treasury Operations

❑ Changes in the Operating Environment

During the first quarter of 2006, interest rates at home and abroad continued their upward trends, as the Bank of Thailand and the U.S. Federal Reserve each raised their key benchmark rates twice, sending the BOT 14-day repurchase rate to 4.50 percent and the U.S. Fed Funds rate to 4.75 percent. Amid the monetary tightening from the central banks, domestic commercial banks have engaged in fierce competition for deposits. Meanwhile, aggressive pricing has also affected mutual fund and life insurance companies, forcing them to offer products with higher returns to customers.

❑ Business Operations in the First Quarter

Due to the Bank's organizational restructuring implemented in the first quarter of 2006, the Central Treasury Department is now responsible for managing transactions for the Bank exclusively (i.e., the Banking Book), including those related to excess liquidity. The goal is to manage the Bank's investments to achieve maximum benefit within appropriate risk levels, and in line with the Bank's policies and governing authorities' rules and regulations. The Department's tasks also include managing interest rate risks and liquidity in accordance with requests from various business units of the Bank, based on the Bank's policies and BOT requirements. The Bank has also established the Capital Markets Business Division to manage transactions for trading activities (i.e., the Trading Book).

To promote a better-balanced structure of funding sources and to provide more alternatives in investments for the public and the Bank's depositors, the Bank, during the first quarter, has continued to issue short-term debentures and structured notes.

❑ Financial Position and Operating Performance

As of March 31, 2006, total investments of the Central Treasury Department averaged approximately Baht 178,355 million, increasing by Baht 8,689 million, or 5.12 percent, over the end of 2005. Investments in the money market accounted for 50.63 percent of the total investments, while investments in the capital market accounted for the remaining 49.37 percent.

Central Treasury Department's Income

(Unit: Million Baht)

Type of Transaction	Percent of Total Income	Q1-2006	Q4-2005	Change	
				Million Baht	Percent Change
Interest and Dividend Income *					
Interbank and money market items **	50.63	906	648	258	39.78
Investments	49.37	884	822	61	7.46
Total	**100.00**	**1,790**	**1,471**	**319**	**21.71**

Note: * The figures above are managerial figures. Interest and dividend income for the fourth quarter of 2005 include that of the Banking and Trading Books.

** Including loans.

In the first quarter of 2006, the Central Treasury Department had total income of Baht 1,790 million, increasing by Baht 319 million, or 21.71 percent, over the fourth quarter of 2005. This was attributed to an increase in interest income from interbank and money market items, including loans, totaling Baht 258 million. Income from investments also rose by Baht 61 million, due to a rising interest rate trend and excess liquidity.

4. Risk Management and Risk Factors [1]

4.1 Credit Risk Management

During the first quarter of 2006, the Bank has continued with the task of centralizing credit approval procedures for all customer segments and product groups, in accordance with their corresponding selling models. In order to enhance the credit quality and provide standardized credit management, credit approval procedures are divided into two major types, which are those conducted through 'Credit Scoring' and credit underwriters. In the meantime, our emphasis has also been placed upon an implementation of supportive technologies, which help facilitate timely and accurate data processing, thus promoting efficient credit approval procedures.

Besides this, the Bank has also made an effort to improve upon our collateral follow-up procedures via computerized systems, that enable our staff to better track the status of collateral appraisals and price verifications nationwide. In addition, the Bank has utilized this system as a centralized data warehouse for the Bank's assets held under lien, which preliminary includes related information on land and buildings, while, in the coming phases, the Bank will extend the limits of information stored in this data warehouse to other areas.

- **Outstanding Loans**

As of March 31, 2006, the Bank's consolidated outstanding loans stood at Baht 620,812 million, decreasing by 0.98 percent from Baht 626,946 million at the end of 2005.

As of the end of March 2006, 58.26 percent of the Bank's outstanding loans to customers were loans exceeding Baht 20 million. Credit extended to the 20 largest borrowers, excluding Phethai AMC and the companies in KASIKORNBANKGROUP, accounted for Baht 39,858 million, or 6.48 percent of the Bank's total loan portfolio, which was not high. Classified by customer type, juristic persons accounted for 371,406 million, or 60.35 percent of outstanding loans, while sole proprietorships and individual customers accounted for the remaining 39.65 percent of total outstanding loans. In terms of maturities, credit with maturities of less than, or equal to, one year accounted for 63.30 percent of the Bank's total loans.

[1] The details of overall Risk Management, Credit Risk, Market Risk, Liquidity Risk, Operational Risk Management, plus Preparations for a New Capital Accord 'Basel II', and Performance Measurements using Risk-adjusted Return on Capital (RAROC) and Economic Profit, can be viewed in the MD&A report for the year ended December 31, 2005.

The Bank's Consolidated Lending Portfolio - Profile



As of March 31, 2006
Others 7.32%
Agricultural & Mining 2.88%
Housing Loan 11.73%
Utilities & Services 10.46%
Real Estate & Construction 6.59%
Manufacturing & Commerce 61.02%
As of December 31, 2005
Others 7.76%
Agricultural & Mining 2.89%
Housing Loan 11.57%
Utilities & Services 10.75%
Real Estate & Construction 6.38%
Manufacturing & Commerce 60.65%

The Bank's consolidated lending portfolio, including accrued interest receivables, as of the end of March 2006 and the end of 2005, is depicted as follows:

The Bank's Consolidated Lending Portfolio (including Accrued Interest Receivables)



Less than 20 MB
Over 20 MB
Credit Amount
As of March 31, 2006 41.74 58.26
As of December 31, 2005 41.17 58.33
As of December 31, 2004 43.18 56.82
Business Entities
Individual
Type of Customer
As of March 31, 2006 60.36 39.65
As of December 31, 2005 60.38 39.62
As of December 31, 2004 59.13 40.87
Less than or equal to 1 year
Over 1 year
Credit Maturity
As of March 31, 2006 63.30 36.70
As of December 31, 2005 64.56 35.44
As of December 31, 2004 65.31 34.69

The Bank reviews loan portfolios on a monthly basis for growth and quality compared to those of competitors and the Bank's past performance.. The focus is on matters such as industry concentration, the current situation in each industry, credit exposure by product type and customer group, collateral and on geographic spread.

In addition, we closely monitor and evaluate effects from changing current economic conditions, with subject to oil price movements, as well as upward directions of interest rates and inflation rates, that may have on our credit quality. Extra attention have also been placed for credit extension in industries that are highly sensitive to such changes in economic conditions.

- **Non-performing Loans**

As of March 31, 2006, NPLs of the Bank and its AMC stood at Baht 54,826 million, equal to 8.73 percent of the total outstanding credit, including that of financial institutions. For Bank-only NPLs, the amount totaled Baht 42,867 million, accounting for 6.89 percent of the total outstanding credit, including that of financial institutions. These NPL figures dropped from the level at the end of 2005, as shown in the table below.

(Unit: Million Baht)

Year Ending	Mar. 31, 2006	Dec. 31, 2005
The Bank and its AMC' NPLs	54,826	56,217
Percent of total outstanding credit, including that of financial institutions	8.73	8.88
The Bank's NPLs	42,867	44,388
Percent of total outstanding credit, including that of financial institutions	6.89	7.08

In the first quarter of 2006, the Bank and its AMC entered into debt restructuring agreements with borrowers with pre-written-off outstanding debts totaling Baht 7,979 million. At the same time, the Bank-only pre-written-off outstanding debt amounted to Baht 6,185 million. The details of debt restructuring and losses from debt restructuring as of the end of March 2006 and the end of 2005 are shown in the following table:

(Unit: Million Baht)

Year Ending	Mar. 31, 2006	Dec. 31, 2005 *
Debt restructuring of the Bank and its AMC	7,979	35,730
Losses from debt restructuring	439	3,442
Debt restructuring of the Bank	6,185	29,440
Losses from debt restructuring	329	2,811

Note: * Revised figures

- **Allowance for Doubtful Accounts**

As of March 31, 2006, the Bank's consolidated allowances for doubtful accounts totaled Baht 37,027 million. This amount was equivalent to 150.13 percent of the level required by the BOT. As for Bank-only allowances for doubtful accounts, the amount stood at Baht 29,274 million, which was equivalent to 153.44 percent of the level required by the BOT.

- **Foreclosed Properties**

As of March 31, 2006, the Bank's consolidated foreclosed properties had a cost value of Baht 20,139 million, accounting for 2.26 percent of total assets. At the same time, Bank-only foreclosed properties had a cost value totaling Baht 14,750 million, accounting for 1.65 percent of total assets, while consolidated allowances for impairment of foreclosed properties stood at Baht 2,934 million, accounting for 14.57 percent of the cost value of foreclosed properties. As for Bank-only figures, allowances for impairment of foreclosed properties totaled Baht 2,526 million, accounting for 17.12 percent of the cost value of foreclosed properties. Current allowances, both consolidated and Bank-only, are believed to be sufficient to cover holding, maintenance and disposal expenses, and losses on the liquidation of foreclosed properties. The details of foreclosed properties and their associated allowances, as of the end of March 2006 and end-year 2005, are shown below.

(Unit: Million Baht)

Year Ending	Mar. 31, 2006	Dec. 31, 2005
Consolidated foreclosed properties	20,139	20,520
Percent of total assets	2.26	2.45
Allowances for impairment of consolidated foreclosed properties	2,934	3,057
Percent of consolidated foreclosed properties	14.57	14.90
Bank-only foreclosed properties	14,750	15,225
Percent of total assets	1.65	1.82
Allowances for impairment of Bank-only foreclosed properties	2,526	2,622
Percent of Bank-only foreclosed properties	17.12	17.22

- **Phethai Asset Management Company Limited, and Ploy Asset Management Company Limited**

As of March 31, 2006, Phethai AMC had resolved and/or restructured NPLs amounting to Baht 51,553 million, or 69.65 percent of the total initial unpaid principal balance, with an expected recovery rate of 51.00 percent. For Ploy AMC, all its assets were transferred to the Bank and Phethai AMC on March 15, 2005, making Ploy AMC's cumulative loans resolved/restructured equal to zero at 2005 year-end. The details of the NPL resolving and/or restructuring over the past five quarters are shown in the table below.

(Unit: Million Baht)

Quarter Ending	Mar. 31, 2006	Dec. 31, 2005	Sep. 30, 2005	Jun. 30, 2005	Mar. 31, 2005
Phethai Asset Management Company Limited					
Cumulative loans resolved/restructured	48,786	49,269	47,971	45,207	43,943
Percent of the total initial unpaid principal balance	65.92	66.57	64.81	61.10	67.86
Ploy Asset Management Company Limited					
Cumulative loans resolved/restructured	n.a.*	n.a.*	n.a.*	n.a.*	n.a.*
Percent of the total initial unpaid principal balance	n.a.*	n.a.*	n.a.*	n.a.*	n.a.*

Note: * On March 15, 2005, all assets of Ploy AMC were transferred to the Bank and Phethai AMC, making Ploy AMC's cumulative loans resolved/restructured equal to zero from the end of the first quarter onward. In the meantime, Ploy AMC is being liquidated.

4.2 Other Risk Management

- **Risks from Guarantees and Avals**

Certain transactions with customers are in the form of guarantees on borrowing or performance, letters of credit, or avals on notes. Such transactions are considered to be credit loans, which require submission of collateral. Regarding risk controls in this area, the Bank uses the same criteria as those used in the Bank's normal credit approval processes. At the end of March 2006, the Bank's contingent obligations were Baht 64,187 million, compared to Baht 61,910 million at the end of December 2005.

- **Risks Incurred from Contractual Obligations of Derivative Instruments**

The Bank conducts various derivative transactions as a tool for risk hedging, including exchange rate, interest rate, and the Bank's securities price risks. To increase our income, the Bank also provides derivative instrument trading services to customers and business allies, as well as conducting our own derivative instrument trading in accordance with the Bank's policies. As of March 31, 2006, the Bank had foreign exchange contracts on the purchase side of Baht 168,508 million, with Baht 310,919 million on the sales side, compared to Baht 160,114 million and 265,319 million at the end of December 2005, respectively. In addition, the Bank had interest rate contracts on the purchase side of Baht 157,168 million, and Baht 156,898 million on the sales side, compared to Baht 118,209 million and 114,723 million, respectively, at the end of December 2005.

- **Risks Related to Capital Adequacy**

As of March 31, 2006, the Bank's capital adequacy ratio, including the risk assets of the Phethai AMC, was at 15.07 percent, which is significantly above the BOT minimum requirement of 8.50 percent. Despite our strong belief that the current capital level is fairly sufficient to absorb possible impacts from a change in the economic situation, the Bank continues to monitor capital closely.

5. Operations of Supportive Businesses

❑ Building an Effective, Performance-Based Organization

In the first quarter of 2006, the Bank continued with our goal of becoming a performance- and competency-based organization, with ongoing implementation of performance evaluations for fairness in professional opportunities, in effect since the year 2004. Aside from this, 2006 performance targets have been set in accordance with those of the Bank, as well as with business units and divisions.

Concurrently, the Bank has begun two employee recognition programs:

- Breakthrough Performance Award 2005

  Presents awards to those who have played a part in achieving success in various Bank projects. This award is also aimed at promoting projects which are beneficial to the Bank and initiated with a cooperative effort between business units.
- K Heroes-Stars of BSC 2005

  Awards prizes to employees who have helped to meet Balanced Scorecard (BSC) targets within their business units and divisions. This program encourages workers to put extra effort into meeting BSC targets established for their parent units.

In addition, the Bank has further developed the Leadership Development Program by assessing the viability of promising personnel chosen for the program. At this time, development planning is underway to build upon their abilities in the basics and skills of management. In 2006, the Bank will be placing more emphasis on recruitment of new personnel who can function at high levels, as well as retention of capable staff, for the purpose of increasing the proportion of highly capable and experienced personnel in our workforce, which, in turn, will aid the Bank in achieving success in other long-term strategies.

❑ IT Outsourcing

The Bank and IBM Thailand Co., Ltd., have entered into an agreement for a project to increase the efficiency of the Bank's IT system, as an ongoing process under the Transformation Plan. In the first quarter of 2006, replacement of the Bank's mainframes with newer equipment began, in preparation for the core banking system replacement in the future. This mainframe replacement will also help support the increasing volume of financial transactions, and will likely be completed within May 2006. The overall Transformation Plan for IT has also been enhanced with a LAN Transformation project, just completed in March 2006. In addition, tandem computer enhancements were undertaken to support an extensive expansion of the total number of Bank ATMs, planned for installation by the end of 2006.

6. KASIKORNBANK's Investments in Subsidiary and Associated Companies

The Bank's investments in subsidiary and associated companies as of March 31, 2006, are listed in the table below.

Details of Investments

Company Name	Place	Type of Business	No. of shares issued	No. of Shares Held	Percentage Held (%)	Type of Shares	2006 First Quarter Operating Performance * (Baht)
Investment in Asset Management Companies							
1. PHETHAI ASSET MANAGEMENT CO., LTD. Tel. 0-2694-5000 Fax. 0-2694-5202	Bangkok	Services	800,000,000	799,999,993	99.99	Ordinary	113,863,908
2. PLOY ASSET MANAGEMENT CO., LTD.** Tel. 0-2694-5000 Fax. 0-2693-2525	Bangkok	Services	500,000,000	499,999,993	99.99	Ordinary	6,249
Investment in Subsidiary and Associated Companies							
1. PROGRESS KANPAI CO., LTD. Tel. 0-2273-3898 Fax. 0-2270-1262	Bangkok	Services	200,000	199,993	99.99	Ordinary	9,459,421
2. PROGRESS PLUS CO.,LTD. Tel. 0-2225-2020 Fax. 0-2270-1273	Bangkok	Services	230,000	229,993	99.99	Ordinary	290,228
3. KASIKORN FACTORING CO.,LTD. Tel. 0-2290-2900 Fax. 0-2275-5165	Bangkok	Factoring	1,600,000	1,599,994	99.99	Ordinary	15,616,781
4. PROGRESS LAND AND BUILDINGS CO.,LTD. Tel. 0-2225-9435 Fax. 0-2273-3883	Bangkok	Real Estate Development	13,200,000	13,199,992	99.99	Ordinary	2,444,911
5. KASIKORN RESEARCH CENTER CO.,LTD. Tel. 0-2273-1874 Fax. 0-2270-1569	Bangkok	Services	100,000	99,993	99.99	Ordinary	(1,382,588)
6. PROGRESS FACILITIES MANAGEMENT CO.,LTD. Tel. 0-2273-3289-91 Fax. 0-2273-3292	Bangkok	Services	50,000	49,993	99.99	Ordinary	1,286,434
7. PROGRESS MANAGEMENT CO.,LTD. Tel. 0-2225-2005 Fax. 0-2273-3883	Bangkok	Services	60,000	59,993	99.99	Ordinary	2,121,158
8. PROGRESS SOFTWARE CO.,LTD. Tel. 0-2225-7900 Fax. 0-2270-1197	Bangkok	Services	100,000	99,994	99.99	Ordinary	5,768,774

Company Name	Place	Type of Business	No. of shares issued	No. of Shares Held	Percentage Held (%)	Type of Shares	2006 First Quarter Operating Performance * (Baht)
9. KASIKORN LEASING CO.,LTD. Tel 0-2696-9900 Fax. 0-2696-9977	Bangkok	Leasing	21,000,000	20,999,994	99.99	Ordinary	(74,789,062)
10. PROGRESS STORAGE CO.,LTD. Tel. 0-2273-3832 Fax. 0-2271-4784	Bangkok	Services	30,000	29,993	99.98	Ordinary	2,282,441
11. PROGRESS SERVICE CO.,LTD. Tel. 0-2273-3293-4 Fax. 0-2273-3292	Bangkok	Services	20,000	19,993	99.97	Ordinary	3,076,278
12. PROGRESS H R CO.,LTD. Tel 0-2273-1785-6 Fax 0-2270-1273	Bangkok	Services	10,000	9,993	99.93	Ordinary	1,574,986
13. KASIKORN SECURITIES PUBLIC CO.,LTD. Tel. 0-2696-0000 Fax. 0-2696-0099	Bangkok	Securities	60,000,000	59,989,762	99.98	Ordinary	(15,927,636)
14. KASIKORN ASSET MANAGEMENT CO.,LTD. Tel. 0-2693-2300 Fax. 0-2693-2320	Bangkok	Mutual Fund Management	27,154,274	27,154,273	99.99	Ordinary	80,703,987
15. PROGRESS SERVICE SUPPORT CO.,LTD. Tel. 0-2867-5311 Fax. 0-2470-5455	Bangkok	Services	40,000	39,993	99.98	Ordinary	476,671
16. PROGRESS APPRAISAL CO.,LTD. Tel. 0-2273-3649 Fax. 0-2270-1051	Bangkok	Services	5,000	4,992	99.84	Ordinary	(1,221,779)
17. PROCESSING CENTER CO.,LTD. Tel. 0-2237-6330-4 Fax. 0-2634-3231	Bangkok	Services	100,000	30,000	30.00	Ordinary	17,145,131
18. N.C.ASSOCIATE CO.,LTD. Tel 0-2661-5200 Fax 0-2661-4136	Bangkok	Trading	10,000	2,823	28.23	Ordinary	-
19. RURAL CAPITAL PARTNERS CO.,LTD. Tel 0-2318-3958 Fax 0-2318-3958 ext. 406	Bangkok	Joint Venture	1,000,000	275,000	27.50	Ordinary	(209,182)
20. PROGRESS INFORMATION CO.,LTD. Tel 0-2642-7242 Fax 0-2263-8051	Bangkok	Services	1,000,000	200,000	20.00	Ordinary	-
21. M GRAND HOTEL CO.,LTD. Tel 0-2617-1949 Fax 0-2617-1940-1	Bangkok	Hotel	100,000,000	20,000,000	20.00	Ordinary	-
22. E.S.INDUSTRIES CO.,LTD. Tel 0-2516-9124-8 Fax 0-2516-9202	Pathum Thani	Textiles	1,100,000	220,000	20.00	Ordinary	-

Note: * These operating performance figures are shown in subsidiary and associated companies' financial statements.
** The Ploy AMC is being liquidated.